Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BRISTOL-MYERS SQUIBB COMPANY,

B&R ACQUISITION COMPANY

AND

AMYLIN PHARMACEUTICALS, INC.

DATED AS OF JUNE 29, 2012

i

6.12 Company Notes	55
6.13 Company Loan Agreement	56
6.14 FIRPTA Certificate	56
6.15 Certain Litigation	56
Article VII CONDITIONS PRECEDENT	56
7.1 Conditions to Each Party’s Obligation to Effect the Merger	56
Article VIII TERMINATION AND AMENDMENT	57
8.1 Termination	57
8.2 Effect of Termination	58
8.3 Company Termination Fee; Expenses	59
Article IX GENERAL PROVISIONS	60
9.1 Nonsurvival of Representations, Warranties and Agreements	60
9.2 Notices	60
9.3 Definitions	62
9.4 Interpretation	66
9.5 Counterparts	66
9.6 Entire Agreement; No Third-Party Beneficiaries	66
9.7 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	67
9.8 Assignment	68
9.9 Specific Performance	68
9.10 Amendment; Extension; Waiver	68
9.11 Severability	68
9.12 Obligations of Parent and of the Company	69
ANNEX I CONDITIONS TO THE OFFER	Annex I -1
ANNEX II SURVIVING COMPANY CERTIFICATE OF INCORPORATION	Annex II –1

INDEX OF DEFINED TERMS

3.00% Convertible Senior Notes	4.1(c)(i)
3.00% Holders	6.12(a)
3.00% Indenture	6.12(a)
Acceptance Time	1.3(a)
Affiliate	9.3
Agreement	Introduction
Alternative Acquisition Agreement	5.2(c)
Antitrust Division	6.2(a)
Appraisal Rights	3.6
Assumption Agreement	Recitals
Balance Sheet Date	4.1(f)(iv)
BLA	9.3
Book-Entry Shares	3.2(b)(i)
Business Day	9.3
Certificate of Merger	2.3
Certificates	3.2(b)(i)
Change of Recommendation	5.2(c)
Claim	6.4(c)
Closing	2.2
Closing Date	2.2
Code	2.9
Company	Introduction
Company 401(k) Plan	6.3(e)
Company Benefit Plan	4.1(m)(i)
Company Board	Recitals
Company Board Recommendation	4.1(d)(i)
Company Bylaws	4.1(a)
Company Capital Stock	4.1(c)(i)
Company Certificate of Incorporation	4.1(a)
Company Common Stock	Recitals
Company Disclosure Letter	4.1
Company Financial Advisor	4.1(r)
Company Intellectual Property	4.1(p)(ii)(A)
Company Material Adverse Effect	9.3
Company Partner	9.3
Company Permitted Liens	9.3
Company Preferred Stock	4.1(c)(i)
Company Real Property Lease	4.1(o)(ii)
Company SEC Documents	4.1(f)(i)
Company Stock Option	9.3
Company Stock Plan	9.3
Company Tax Return	4.1(n)(xi)
Company Termination Fee	8.3(d)(ii)

Competing Proposal	5.2(f)
Confidentiality Agreement	9.3
Continuing Employee	6.3(b)
Contract	9.3
Copyrights	9.3
Covered Product	9.3
Covered Product Right	9.3
D&O Insurance	6.4(e)
DC Accounts	3.3(e)
Deferred Compensation Plan	9.3
Delaware Courts	9.7(b)
Determination Notice	5.2(c)
DGCL	Recitals
Dissenting Shares	3.6
Effective Time	2.3
EMA	4.1(u)(i)
Environmental Law	4.1(l)(ii)
Environmental Proceedings	4.1(l)(ii)
Equity Interests	9.3
ERISA	4.1(m)(i)
ERISA Affiliate	4.1(m)(i)
ESOP	6.3(e)
ESPP	3.3(d)
Exchange Act	Recitals
Exchange Fund	3.2(a)
Expiration Date	1.1(c)
FDA	4.1(u)(i)
FDCA	9.3
Federal Securities Laws	1.1(e)
Final Offering Period	3.3(d)
FTC	6.2(a)
GAAP	9.3
Good Clinical Practices	9.3
Good Laboratory Practices	9.3
Good Manufacturing Practices	9.3
Governmental Authority	4.1(e)(ii)
Hazardous Materials	4.1(l)(ii)
Health Authorities	9.3
Health Laws	9.3
HSR Act	4.1(e)(ii)
IND	9.3
Indemnified Parties	6.4(c)
Independent Directors	1.3(c)
Intellectual Property Rights	9.3
Intervening Event	5.2(h)
Intervening Event Change of Recommendation	5.2(c)

Investigational New Drug Application	9.3
Judgment	4.1(e)
knowledge	9.3
Law	4.1(e)
Liens	4.1(b)
Lilly	Recitals
made available	9.3
Material Contract	4.1(j)(i)
Merger	Recitals
Merger Consideration	3.1(c)
Merger Sub	Introduction
Minimum Condition	Annex I(i)
NASDAQ	1.1(c)
NDA	9.3
Notice Period	5.2(c)
Offer	Recitals
Offer Conditions	1.1(b)
Offer Documents	1.1(e)
Offer Price	1.1(a)
Offer to Purchase	1.1(d)
Other Antitrust Laws	4.1(e)(ii)
Outside Date	8.1(c)
Owned Real Property	4.1(o)(i)
Parent	Introduction
Parent Disclosure Letter	4.2
Parent Expenses	8.3(f)
Parent Material Adverse Effect	9.3
Patents	9.3
Paying Agent	3.2(a)
Performance-Based RSU	3.3(c)
Permits	4.1(k)
Person	9.3
Proceedings	4.1(i)
Product	9.3
Proper Delivery	3.2(b)(i)
Proxy Statement	2.8(a)(ii)
Regulatory Authorizations	9.3
Reimbursable Expenses	8.3(f)
Release	4.1(l)(ii)
Representatives	5.2(a)
Repurchase Right	6.12(b)
Restraints	7.1(c)
Sarbanes-Oxley Act	4.1(f)(i)
Schedule 14D-9	1.2(a)
SEC	1.1(c)
Securities Act	4.1(f)(i)

v

Service Providers	4.1(m)(vii)
Shares	Recitals
Social Security Act	4.1(u)(ii)
Stockholder Approval	4.1(q)
Stockholders	Recitals
Stockholders Meeting	2.8(a)(i)
Subsidiary	9.3
Superior Proposal	5.2(g)
Support Agreement	Recitals
Surviving Company	2.1
Takeover Statutes	4.1(d)(i)
Tax	4.1(n)(x)
Taxing Authority	4.1(n)(xii)
Tendered Shares	1.1(b)
Time-Based RSU	3.3(b)
Top-Up Consideration	1.4(b)
Top-Up Option	1.4(a)
Top-Up Shares	1.4(a)
Trade Secrets	9.3
Trademarks	9.3

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 29, 2012 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), B&R Acquisition Company, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”) and Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the Company by Parent and in accordance with the terms hereof, Parent shall cause Merger Sub to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) an offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares” or the “Company Common Stock”), other than shares of Company Common Stock directly owned by Parent or Merger Sub or held by the Company as treasury shares, for the consideration and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has determined that each of this Agreement, the Merger (as defined herein) and the Offer is advisable, fair to and in the best interests of the Company and the stockholders of the Company (the “Stockholders”) upon the terms and subject to the conditions set forth herein, and has determined to recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable Law (as defined herein), vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent has executed and delivered to the Company the Assumption Agreement in the form attached hereto as Exhibit A (the “Assumption Agreement”), pursuant to which Parent shall, with effect at the Acceptance Time, assume in full all of the Company’s obligations under (i) the Settlement and Termination Agreement dated November 7, 2011 by and between the Company and Eli Lilly and Company (“Lilly”), (ii) the Secured Promissory Note dated November 7, 2011 by the Company in favor of Lilly in the principal amount of $1,200,000,000, and (iii) the Security Agreement by and among the Company, Amylin Ohio LLC and Lilly, dated as of November 7, 2011, on the terms and subject to the conditions set forth in the Assumption Agreement;

WHEREAS, the boards of directors of Parent and Merger Sub have each approved this Agreement and the respective transactions contemplated hereby, including the making of the Offer and the Merger;

WHEREAS, it is further proposed that following the completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), and the Company shall continue as the Surviving Company (as defined herein) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain Stockholders have delivered to Parent and Merger Sub support agreement (the “Support Agreement”), dated as of the date hereof, providing that such Stockholders have, among other things, agreed to (i) tender the shares of Company Common Stock beneficially owned by them in the Offer, and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Support Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE OFFER

1.1	The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VIII hereof, as promptly as practicable after the date hereof (but in no event later than the seventh (7th) Business Day after the date hereof), Merger Sub shall commence (within the meaning of Rule 14d-2 under the Exchange Act), and Parent shall cause Merger Sub to commence, the Offer to purchase all of the issued and outstanding Shares at a price per Share in cash equal to $31.00 net to the seller, without interest and less any taxes required to be withheld as described in Section 3.5 (such amount to be paid for each Share, as it may be amended from time to time in accordance with the terms hereof, the “Offer Price”). The Company agrees that no Shares owned by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(b) The obligations of Merger Sub, and of Parent to cause Merger Sub, to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date (the “Tendered Shares”) shall be subject only to (i) the satisfaction of the Minimum Condition and (ii) the satisfaction or waiver by Merger Sub of the other conditions set forth in Annex I hereto (such conditions, together with the Minimum Condition, the “Offer Conditions”) and the terms and conditions hereof. The Offer Conditions are for the sole benefit of Parent and Merger Sub. Parent and Merger Sub expressly reserve the right to increase the Offer Price or to waive or to modify the terms or conditions of the Offer, except that, without the prior written consent of the Company, neither Parent nor Merger Sub shall (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased by Merger Sub in the Offer, (iv) waive or amend the Minimum Condition, (v) add to the Offer Conditions or impose any other conditions to the Offer, (vi) extend the expiration of the Offer except as required or permitted in Section 1.1 of this Agreement, (vii) otherwise amend, modify or supplement any Offer Condition or any term of the Offer set forth in this Agreement, in each case in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer, except as expressly provided in this Agreement.

(c) Subject to the terms and conditions of this Agreement and the Offer, the initial expiration date for the Offer shall be midnight, New York City time, the twentieth (20th) Business Day from and after the date the Offer is commenced, as determined in accordance with Rule 14d-1(g)(3) of the Exchange Act (such initial expiration date as it may be extended in accordance with the terms of this Agreement, the “Expiration Date”). Merger Sub shall, and Parent shall cause it to, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or the NASDAQ Stock Market (“NASDAQ”) that is applicable to the Offer. Merger Sub may without the consent of the Company (in each case unless this Agreement has been terminated pursuant to Article VIII), (i) extend the Offer for one or more consecutive increments of not more than ten (10) Business Days each, if at the then-scheduled Expiration Date any Offer Condition has not been satisfied or waived (the length of such period to be determined by Parent and Merger Sub) and/or (ii) make available a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. If at any then-scheduled Expiration Date any Offer Condition has not been satisfied or waived, Merger Sub shall, and Parent shall cause it to (in each case unless this Agreement has been terminated pursuant to Article VIII), extend the Offer at the request of the Company for one or more consecutive increments of not more than ten (10) Business Days each (the length of such period to be determined by Parent and Merger Sub) until the earlier to occur of (A) the termination of this Agreement pursuant to Article VIII and (B) the Outside Date. In addition, Merger Sub shall (and Parent shall cause Merger Sub to), if requested by the Company, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of not less than five (5) Business Days; provided that Merger Sub shall not be required to make available such a “subsequent offering period” in the event that, prior to the commencement of such “subsequent offering period,” Parent and Merger Sub, directly or indirectly own at least ninety percent (90%) of the outstanding Shares (after taking into account the exercise of the Top-Up Option, if applicable); provided further that if Parent and Merger Sub, do not directly or indirectly own at least ninety percent (90%) of the outstanding Shares (after taking into account the exercise of the Top-Up Option, if applicable) at the end of the initial “subsequent offering period,” Merger Sub shall (and Parent shall cause Merger Sub to), if requested by the Company, extend the “subsequent offering period” for not less than an additional five (5) Business Days. Nothing in this Section 1.1(c) shall (i) impose any obligation on Merger Sub to extend the Offer beyond the Outside Date, or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement pursuant to Article VIII.

(d) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) containing the terms set forth in this Agreement and the conditions set forth in Annex I hereto. Merger Sub shall, and Parent shall cause Merger Sub to, on the terms set forth in this Agreement and subject to the prior satisfaction or waiver of the conditions of the Offer (provided, however, that the Minimum Condition may not be waived without the written consent of the Company), accept for payment and pay for all Tendered Shares as soon as practicable after the Expiration Date. If Merger Sub makes available a “subsequent offering period” in accordance with Section 1.1(c) hereof, Merger Sub shall, and Parent shall cause Merger Sub to accept for payment and pay for all Shares that are validly tendered during such “subsequent offering period” promptly (within the meaning of Rule 14d-11 under the Exchange Act) after any Shares are validly tendered during such “subsequent offering period.”

(e) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC in accordance with Rule 14d-3 and Regulation M-A under the Exchange Act a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain the Offer to Purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto and including the exhibits thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the Stockholders as and to the extent required by United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder (the “Federal Securities Laws”). Parent and Merger Sub shall cause the Offer Documents to comply in all material respects with the Federal Securities Laws. Parent and Merger Sub shall deliver copies of the proposed forms of the Offer Documents (including any amendments or supplements thereto) to the Company within a reasonable time prior to the dissemination or filing thereof for review and comment by the Company and its counsel, and shall consider in good faith any comments of the Company. Each of Parent, Merger Sub and the Company shall respond promptly to any comments of the SEC or its staff with respect to the Offer or the Offer Documents and promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Federal Securities Laws. Parent and Merger Sub shall amend or supplement the Offer Documents and cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by the Federal Securities Laws and subject to the terms and conditions of this Agreement. Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or oral responses to such comments. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation as it may be amended or modified, and until but not after it is withdrawn, in each case as permitted by this Agreement.

(f) Parent shall cause to be provided to Merger Sub all of the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement with respect to consummation of the Offer and the Merger and payment or issuance of consideration contemplated by this Agreement in respect thereof.

1.2	Company Actions.

(a) On the date the Offer Documents are filed with the SEC, with respect to the Offer, the Company shall file a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto and including the exhibits thereto, the “Schedule 14D-9”) which, subject to Section 5.2, shall contain the Company Board Recommendation. Parent shall cause the Schedule 14D-9 to be disseminated to the Stockholders along with the Offer Documents in accordance with Rule 14d-9 under the Exchange Act and

Federal Securities Laws. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Federal Securities Laws. The Company shall deliver copies of the proposed form of the Schedule 14D-9 (including any amendments or supplements thereto) to Parent within a reasonable time prior to the dissemination or filing thereof for review and comment by Parent and its counsel, and shall consider in good faith any comments of Parent. Each of the Company, Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9 and promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Federal Securities Laws. The Company shall amend or supplement the Schedule 14D-9 and cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by the Federal Securities Laws. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall give Parent a reasonable opportunity under the circumstances to review and comment on any proposed written or oral responses to such comments.

(b) In connection with the Offer, if requested by Merger Sub, the Company shall promptly furnish or cause to be furnished to Merger Sub mailing labels containing the names and addresses of all record holders of Company Common Stock, a non-objecting beneficial owners list and security position listings of Company Common Stock held in stock depositories, each as of a recent date, and shall promptly furnish to Merger Sub such additional information, including updated lists of Stockholders, mailing labels, security position listings and computer files, and such other information and assistance as Merger Sub or its agents may reasonably request for the purpose of communicating the Offer to the Stockholders. Subject to the requirements of applicable Law and the Confidentiality Agreement, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with such transactions and, if this Agreement shall be terminated, will, upon request, deliver, and will cause their agents to deliver, to the Company, or destroy or cause their agents to destroy, all copies of such information then in their possession or control.

1.3	Directors.

(a) Subject to compliance with applicable Law, promptly after the initial acceptance for payment by Merger Sub of the Tendered Shares pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter (but only for so long as Parent and Merger Sub beneficially own at least a majority of the outstanding Shares), Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Merger Sub at such time (including Shares so accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis. In furtherance thereof, promptly after the Acceptance Time, the Company shall, upon request of Parent, use its reasonable best efforts to cause Parent’s designees to be so elected or appointed, including increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. The Company shall, subject to any limitations imposed by applicable Law and Section 1.3(c), also cause (a) each committee of the Company Board, (b) the board of directors of each of its Subsidiaries and (c) each committee of such board of directors of each of the its Subsidiaries to include persons designated by Parent constituting the same percentage of each such committee or board as Parent’s designees constitute on the Company Board.

(b) The Company’s obligations under this Section 1.3(b) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall include in the Schedule 14D-9 such information required by Section 14(f) and Rule 14f-1 as is necessary to enable Merger Sub’s designees to be elected or appointed to the Company Board. Merger Sub shall timely furnish to the Company, and be solely responsible for, information with respect to Merger Sub’s designees and Parent’s and Merger Sub’s respective officers, directors and affiliates to the extent such information is required by Section 14(f) and Rule 14f-1 or as otherwise provided to the Company by Parent or Merger Sub for inclusion in the Schedule 14D-9.

(c) In the event that Parent’s designees are elected or appointed to the Company Board pursuant to this Section 1.3 then, until the Effective Time, the Company and Parent shall (i) allow the Company Board to maintain at least three (3) directors who are members of the Company Board on the date of this Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”), (ii) allow the Independent Directors who are members of the audit committee of the Company Board immediately prior to the date of this Agreement to remain as the sole members of the audit committee of the Company Board and (iii) cause such audit committee to comply with all requirements of Federal Securities Laws and NASDAQ applicable thereto. If any Independent Director is unable to serve due to death, disability or resignation, then the remaining Independent Directors (or, if no Independent Director is then in office, the members of the Company Board) shall be entitled to elect or appoint another individual to fill each such vacancy, which individual shall not be an officer, director, employee or agent of, or otherwise an Affiliate of, Parent or Merger Sub and shall otherwise satisfy all requirements of Federal Securities Laws and NASDAQ applicable to a member of an audit committee, and each such individual shall be deemed to be an Independent Director for purposes of this Agreement; it being further understood and agreed that if any Independent Director that is so unable to serve was a member of the audit committee of the Company Board, the Independent Director appointed to fill such vacancy shall serve as a member of the audit committee. Notwithstanding anything in this Agreement to the contrary, from and after the time, if any, that Parent’s designees pursuant to this Section 1.3 constitute a majority of the Company Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors, acting qua audit committee of the Company Board, shall be required and shall, to the fullest extent permitted by the DGCL, be sufficient to (i) amend, modify or terminate this Agreement on behalf of the Company or to amend or modify the terms or conditions of the Offer or the Merger, (ii) exercise or waive any of the Company’s rights or remedies under this Agreement, (iii) extend the time for performance of

Parent’s or Merger Sub’s obligations under this Agreement or (iv) enforce any obligation of Parent or Merger Sub under this Agreement. The Independent Directors, acting qua audit committee of the Company Board, shall have the authority to retain counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by the Independent Directors and shall have the authority, after the Acceptance Time and prior to the Effective Time, to institute any action on behalf of the Company to enforce the performance of this Agreement in accordance with its terms.

1.4	Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions of this Section 1.4, to purchase from the Company a number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held by Parent and Merger Sub at the time of such exercise, shall constitute one (1) Share more than the number of Shares necessary for Merger Sub to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option).

(b) The Top-Up Option shall only be exercisable once, in whole and not in part at any time prior to the Effective Time; provided, however, that, notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable and shall terminate (x) at the Acceptance Time if the number of Top-Up Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes of this Section 1.4, any Shares held in the treasury of the Company), (y) if any judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares or (z) upon the termination of the Agreement in accordance with its terms. Subject to Section 1.4(c), the aggregate amount payable to the Company for the Top-Up Shares shall be equal to the product of the number of Top-Up Shares and the Offer Price (the “Top-Up Consideration”).

(c) The Top-Up Consideration shall consist of (i) an amount equal to the par value of the Top-Up Shares, to be paid in cash, and (ii) an amount equal to the balance of the Top-Up Consideration, which may be paid in the sole discretion of Parent and Merger Sub (x) in cash or (y) by issuance of a promissory note (which shall be treated as payment to the extent of the principal amount thereof) with full recourse to Parent, or any combination of the foregoing. Any such promissory note shall (A) accrue simple interest at the rate per annum of 5.0%, (B) shall mature on the first anniversary of the date of execution and delivery of such promissory note, (C) may be prepaid at any time and from time to time, without premium or penalty, (D) shall provide that the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (1) Merger Sub fails to make any payment on the promissory note as provided therein and such failure continues for a period of thirty (30) days or (2) Merger Sub files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors, and (E) shall have no other material terms. The Company Board has determined that the Top-Up Consideration is adequate in accordance with the DGCL and otherwise taken all steps necessary such that upon issuance and delivery in accordance with this Section 1.4 the Top-Up Option Shares shall be validly issued, fully paid and non-assessable.

(d) In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company written notice, and shall set forth in such notice (i) the number of Shares that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Shares, (ii) the place and time for the closing of the purchase of the Top-Up Shares, (iii) the number of shares of Company Common Stock that Merger Sub intends to purchase pursuant to the Top-Up Option and (iv) the manner in which Merger Sub intends to pay the applicable exercise price. Such notice shall also include an undertaking signed by Parent and Merger Sub that Merger Sub shall, and Parent shall cause Merger Sub to, as promptly as practicable after such exercise of the Top-Up Option and the delivery by the Company of the Top-Up Shares, consummate the Merger in accordance with the terms hereof. At the closing of the purchase of the Top-Up Shares, Parent or Merger Sub shall cause to be delivered to the Company the Top-Up Consideration, and the Company shall cause to be issued to Parent or Merger Sub a certificate representing the Top-Up Shares.

(e) Notwithstanding anything to the contrary contained herein, to the fullest extent permitted by applicable Law, each of Parent, Merger Sub and the Company agrees and acknowledges that in any appraisal proceeding under Section 262 of the DGCL with respect to any Dissenting Shares, the Surviving Company (as defined in Section 2.1 below) shall not assert that the Top-Up Option, the Top-Up Option Shares or any cash or the promissory note delivered to the Company in payment for such Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262 of the DGCL.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

2.2 Closing of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) at 10:00 a.m., eastern time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, unless another place or time is agreed upon in writing by the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

2.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of ownership and merger or a certificate of merger, as applicable, relating to the Merger (in either case, the “Certificate of Merger”) in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties hereto in writing in accordance with the DGCL and specified in the Certificate of Merger (the “Effective Time”). Notwithstanding the terms of Section 2.8, if following the Acceptance Time and the expiration of any “subsequent offering period” made in accordance with this Agreement, if applicable, and the exercise of the Top-Up Option, if applicable, the number of Shares beneficially owned by Parent, Merger Sub and their respective subsidiaries collectively represents at least the number of Shares necessary for Merger Sub to be merged into the Company pursuant to Section 253 of the DGCL, the parties shall take such necessary and appropriate actions in order to cause the Merger to be completed as promptly as reasonably practicable thereafter in accordance with Section 253 of the DGCL without convening a Stockholders Meeting (as defined in Section 2.8).

2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Company.

2.5	Organizational Documents.

(a) Certificate of Incorporation. The certificate of incorporation of the Company, as in effect as of immediately prior to the Effective Time, shall by virtue of the Merger be amended and restated as of the Effective Time so as to read in its entirety as set forth in Annex II, and as so amended and restated shall be the certificate of incorporation of the Surviving Company following the Merger until thereafter amended in accordance with the provisions thereof and the applicable provisions of the DGCL.

(b) Bylaws. The bylaws of the Company, as in effect as of immediately prior to the Effective Time, shall by virtue of the Merger be amended and restated as of the Effective Time so as to read in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof, the certificate of incorporation of the Surviving Company and of the applicable provisions of the DGCL.

2.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company as amended as of the Effective Time, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

2.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company as amended as of the Effective Time, until their respective successors are duly appointed, or their earlier death, resignation or removal.

2.8	Stockholder’s Meeting.

(a) If, after the Acceptance Time, approval of the Stockholders is required under applicable Law to consummate the Merger, the Company shall, in accordance with and to the extent permitted by applicable Law:

(i) as soon as practicable following the Acceptance Time, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Stockholders (the “Stockholders Meeting”) for the purpose of considering and taking action upon this Agreement and approving the Merger;

(ii) as soon as practicable following the Acceptance Time, prepare and file with the SEC a preliminary proxy statement relating to the Merger and this Agreement (the “Proxy Statement”) and use reasonable best efforts to obtain and furnish the information required by the SEC to be included in such Proxy Statement and, after consultation with Parent, respond promptly to any comments made by the SEC to be included in such Proxy Statement and, subject to compliance with Federal Securities Laws, cause a notice of a special meeting and a definitive Proxy Statement to be mailed to the Stockholders at the earliest practicable time following the Acceptance Time;

(iii) subject to Section 5.2, include in the Proxy Statement the Company Board Recommendation that Stockholders vote in favor of the approval and adoption of this Agreement and the Merger; and

(iv) subject to Section 5.2, use its reasonable best efforts to obtain the necessary approvals of the Merger and this Agreement by the Stockholders.

(b) The Company shall cause the Proxy Statement to comply in all material respects with the Federal Securities Laws. The Company shall consult with Parent and Merger Sub with respect to the Proxy Statement (and any amendments or supplements thereto) and shall afford Parent and Merger Sub reasonable opportunity to review and comment thereon prior to its filing. Parent and Merger Sub shall promptly furnish to the Company any and all information relating to Parent and Merger Sub required to be included in the Proxy Statement, including any information required under the Exchange Act and the rules and regulations promulgated thereunder. The Company shall provide Parent and its counsel in writing with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement (and any amendments or supplements thereto) promptly after receipt of such comments or other communications.

(c) Parent and Merger Sub shall (i) promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall become false or misleading in any material respect and (ii) promptly notify the Company in writing, prior to the Closing, of the occurrence of any event which should be set forth in an amendment or supplement to the Proxy Statement. The Company shall promptly notify Parent and Merger Sub in writing of the occurrence of any event relating to the Company or the transactions contemplated by this Agreement which should be set forth in an amendment or a supplement to the Proxy Statement. In the case of an amendment or supplement to the Proxy Statement being appropriate, the Company, with the cooperation of Parent and Merger Sub, will promptly prepare and mail such amendment or supplement and the Company shall consult with Parent and Merger Sub with respect to such amendment or supplement and shall afford Parent and Merger Sub reasonable opportunity to review and comment thereon prior to such mailing. The Company agrees to notify Parent and Merger Sub at least three (3) days prior to the mailing of the Proxy Statement (or any amendment or supplement thereto) to the Stockholders.

(d) Parent and Merger Sub each agree that at the Stockholders Meeting they will vote, or cause to be voted, all of the Shares then beneficially owned by them in favor of the approval of the Merger and the adoption of this Agreement.

2.9 Tax Consequences. Parent, Merger Sub and the Company agree and acknowledge that the Merger will be treated as a taxable purchase of the applicable shares of Company Common Stock for the Merger Consideration (and not as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”)) for United States Federal Income Tax purposes and, to the extent permissible, for state and local income Tax purposes.

2.10 Further Action. The parties hereto shall execute and deliver such certificates and other documents and take such other actions as may be reasonably necessary or appropriate in order to effect the Merger, including, but not limited to, making filings, recordings or publications required under the DGCL. If at any time after the Effective Time any further action is necessary to vest in the Surviving Company the title to all property or rights of Merger Sub or the Company, the directors and authorized officers of the Surviving Company are fully authorized in the name of Merger Sub or the Company, as the case may be, to take, and shall take, any and all such lawful action.

ARTICLE III

CONSIDERATION

3.1 Effect of the Merger on Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Common Stock or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company and such shares shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the preceding sentence.

(b) Cancellation of Treasury Stock, Parent-Owned Stock and Merger Sub-Owned Stock. Each share of Company Common Stock that is directly owned by Parent or Merger Sub or held by the Company as treasury shares immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with Section 3.1(b) and any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to the Offer Price paid in the Offer, without interest (the “Merger Consideration”). At the Effective Time, all such Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate or Book-Entry Share (each as defined in Section 3.2(b)) which immediately prior to the Effective Time represented any such Shares shall thereafter represent only the right to receive the Merger Consideration therefor.

3.2	Exchange and Payment.

(a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. At the Effective Time, Parent shall deposit, or cause the Surviving Company to deposit, in trust for the benefit of holders of Shares and pursuant to a paying agent agreement in customary form, an amount of cash in immediately available dollar-denominated funds in an aggregate amount sufficient for the Paying Agent to deliver to holders of Shares the aggregate Merger Consideration to which they are entitled pursuant to Section 3.1. Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Section 3.1, except as provided in this Agreement. Parent shall pay the fees and expenses of the Paying Agent.

(b) Exchanging Procedures.

(i) As soon as reasonably practicable after the Effective Time, but in no event more than three (3) Business Days after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each holder of record (other than holders of Dissenting Shares) of an outstanding certificate or outstanding certificates (“Certificates”) and to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(c), (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and contain such other provisions as Parent and the Company may reasonably agree), and (B) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(c). Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal (or, in the case of a Book-Entry Share, upon delivery of such letter of transmittal or upon the entry through a book-entry transfer agent of the surrender of such Book-Entry Shares on a book-entry account statement), duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Paying Agent may reasonably require (a “Proper Delivery”), the holder of such Certificate or Book-Entry Share (other than holders of Dissenting Shares) shall be entitled to receive in exchange therefor the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1 in respect of the Shares represented by such Certificate or Book-Entry Share. No interest will be paid or accrued on any Merger Consideration payable in respect of Certificates or Book-Entry Shares. Payment of Merger Consideration shall be made as promptly as practicable after the date of Proper Delivery of the applicable Certificate or Book-Entry Share.

(ii) In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that all applicable transfer Taxes and other similar Taxes required to be paid in connection with such transfer of ownership of Shares have been paid or are not applicable.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares, subject, however, to Parent and the Surviving Company’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Company for transfer, it shall be canceled against delivery of cash to the holder thereof as provided in this Article III.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of the Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered by the Paying Agent to Parent, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article III.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Company, or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. Parent shall cause the Paying Agent to invest the cash in the Exchange Fund in short term obligations of, or short term obligations guaranteed by, the full faith and credit of the United States of America. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any Stockholder to receive the Merger Consideration as provided herein. To the extent there are losses with respect to such investments or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to Section 3.1, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond or surety in a customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto, without any interest thereon.

3.3	Treatment of Options and Other Stock Based Awards.

(a) Company Stock Options. At the Effective Time, each Company Stock Option that is outstanding and unexercised, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share for such Company Stock Option and (ii) the total number of shares underlying such Company Stock Option, less applicable Taxes required to be withheld with respect to such payment. If the exercise price per Share for any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled without payment of consideration.

(b) Time-Based RSUs. At the Effective Time, each outstanding restricted stock unit that has a time-based vesting schedule (“Time-Based RSU”), whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Time-Based RSU, less applicable Taxes required to be withheld with respect to such payment.

(c) Performance-Based RSUs. At the Effective Time, each outstanding restricted stock unit that has a performance-based vesting schedule (“Performance-Based RSU”), whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Performance-Based RSU, determined as if the applicable performance objectives had been achieved at the target level, less applicable Taxes required to be withheld with respect to such payment.

(d) ESPP. Immediately prior to the Effective Time (i) the offering period then in progress (the “Final Offering Period”) under the Company’s 2001 Employee Stock Purchase Plan (the “ESPP”) shall terminate, (ii) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the end of the Final Offering Period, and the funds, if any, that remain in the participants’ accounts after such purchase shall be returned to the participants and (iii) the ESPP shall terminate. No participant may elect to participate in the ESPP after the date of this Agreement, participants may not increase their payroll deduction percentages or purchase elections from those in effect on the date of this Agreement and no Purchase Period (as defined in the ESPP) shall commence under the ESPP following the date of this Agreement.

(e) Deferred Compensation. At the Effective Time, all accounts with respect to shares of Company Common Stock under the Deferred Compensation Plans (“DC Accounts”), whether or not vested, shall be converted to cash accounts equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such DC Accounts. At and following the Effective Time, the DC Accounts shall continue to be governed by the terms of the applicable Deferred Compensation Plan.

(f) Payment. All payments under this Section 3.3 with respect to each Company Stock Option, Time-Based RSU and Performance-Based RSU shall be made by the Surviving Company as promptly as reasonably practicable following the Effective Time (and in any event by the later of (i) two (2) Business Days following the Effective Time and (ii) the first payroll date following the Effective Time).

(g) Corporate Actions. At or prior to the Acceptance Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the provisions of Section 3.3.

(h) Rights. At the Effective Time, all Company Stock Options, Time-Based RSUs, Performance-Based RSUs and interests with respect to shares of Company Common Stock in DC Accounts, whether or not vested, shall no longer be outstanding and shall automatically cease to exist, without any further action on the part of any parties, and each holder of a Company Stock Option, Time-Based RSU and Performance-Based RSU and interests with respect to shares of Company Common Stock in DC Accounts shall cease to have any rights with respect thereto, except the right to receive the consideration specified in Section 3.3.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend, distribution or division, recapitalization, merger, issuer tender offer or issuer exchange offer or other similar transaction, the Offer Price and the Merger Consideration shall be appropriately and proportionately adjusted.

3.5 Withholding Rights. Parent, the Surviving Company, Merger Sub and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Stock Options, Time-Based RSUs, Performance-Based RSUs or in an interest in the DC Accounts and from any other recipient of a payment hereunder such amounts as Parent, the Surviving Company, Merger Sub or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Company, Merger Sub or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Stock Options, Time-Based RSUs or Performance-Based RSUs or in an interest in the DC Accounts or to such other payment recipient, as applicable, in respect of which such deduction and withholding was made by Parent, the Surviving Company, Merger Sub or the Paying Agent.

3.6 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”), pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”), shall not be converted into the right to receive the Merger Consideration, but instead shall be converted into the right to receive such consideration as may be due such holder pursuant to Section 262 of the DGCL unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to such payment or appraisal. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect to such Dissenting Shares, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses any such Appraisal Rights or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, each such share of such holder shall no longer be considered a Dissenting Share and shall be deemed to have converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(c), without any interest thereon. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of shares of Company Common Stock or written threats thereof, withdrawals of such demands and any other instruments served pursuant to applicable Law received by the Company relating to Stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Company. Except as disclosed in (i) any Company SEC Documents filed with or furnished to the SEC after January 1, 2012 and prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (ii) the disclosure letter delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is a corporation duly organized and validly existing under the Laws of the State of Delaware. Each Subsidiary of the Company is duly organized and validly existing under the Laws of its jurisdiction of organization, except where the failure to be so organized or existing, individually or in the aggregate, would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has all requisite corporate power and authority to carry on its business as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement a complete and correct copy of the Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”), the Fourth Amended and Restated Bylaws of the Company and any amendments thereto through the date hereof (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(b) Subsidiaries. Section 4.1(b) of the Company Disclosure Letter lists each Subsidiary of the Company and, for each such Subsidiary, its jurisdiction of organization. All the outstanding shares of capital stock of, or other Equity Interests in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) and (ii) are not subject to or issued in violation of any applicable Law, the relevant organizational documents of such Subsidiary or any Contract to which the Company or such Subsidiary is a party. Except as set forth in Section 4.1(b) of the Company Disclosure Letter, there are no arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any equity security or other ownership interests of any Subsidiary of the Company, including any right of conversion, exchange or preemption under any outstanding security instrument or agreement. Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or voting securities or equity interests in, any Person.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 450,000,000 shares of Company Common Stock and 7,500,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on June 27, 2012, (A) 163,540,360 Shares were issued and outstanding, (B) zero Shares were held by the Company as treasury shares, (C) (x) 15,812,111 Shares were reserved and available for future grants pursuant to the 2009 Equity Incentive Plan and zero Shares were reserved for issuance for future grants pursuant to the 2001 Stock Option Plan and the 2003 Non-Employee Directors’ Stock Option Plan, (y) 17,982,170 Shares were reserved for issuance upon exercise of outstanding Company Stock Options pursuant to the 2009 Equity Incentive Plan, 2001 Stock Option Plan and the 2003 Non-Employee Directors’ Stock Option Plan, and (z)1,552,376 Shares were reserved for issuance upon settlement of outstanding Time-Based RSUs and Performance-Based RSUs pursuant to the 2009 Equity Incentive Plan, (D) 2,234,495 Shares were reserved for future issuance under the ESPP, (E) 9,415,425 Shares were reserved for issuance upon conversion of the Company’s 3.00% Convertible Senior Notes due 2014 (the “3.00% Convertible Senior Notes”), (F) no shares of Company Common Stock were owned by any Subsidiary of the Company and (G) no shares of Company Preferred Stock were issued or outstanding or held by the Company as treasury shares. The Company has made available to Parent a list of each Company Stock Option issued as of June 27, 2012, the holder thereof, the number of shares of Company Common Stock issuable thereunder and the exercise price thereof.

(ii) Except as set forth above, at the close of business on June 27, 2012, no shares of Company Common Stock or other Equity Interests of the Company were issued, reserved for issuance or outstanding. Since the close of business on June 27, 2012 through the date of this Agreement, other than in connection with the issuance of Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of June 27, 2012 (in accordance with the terms thereof as of such date), no shares of Company Common Stock or other Equity Interests of the Company were issued and there has been no change in the number of outstanding Company Stock Options. All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time (including any Shares issued pursuant to the Top-Up Option) will be when issued, duly authorized, validly issued, fully paid and nonassessable, free and clear of any Liens, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Certificate of Incorporation, the Company Bylaws or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as set forth above in Section 4.1(c)(i) or in Section 4.1(c)(ii) of the Company Disclosure Letter and except for the Top-Up Option, there are no options, warrants, calls, rights, convertible or exchangeable securities, stock-based performance units, or Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in, or any security convertible or exchangeable for any capital stock of or other equity security in, the Company or of any of its Subsidiaries or (B) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, call, right, convertible or exchangeable security, stock-based performance unit or Contract. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other Equity Interests of the Company or any such Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Stockholders may vote.

(d) Authority; Approval.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement, perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, subject, in the case of the Merger, to receipt of the Stockholder Approval (if required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board unanimously adopted resolutions (A) determining that this Agreement and the transactions contemplated hereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and the Stockholders, (B) approving and declaring advisable this Agreement and the transactions contemplated hereby and thereby, including the Offer, the Top-Up Option (including the issuance of the Top-Up Shares) and the Merger, on the terms and conditions set forth herein and therein and in accordance with the requirements of the DGCL, and such approval constitutes approval of this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, including the Offer, the Top-Up Option and the Merger, for purposes of Section 203 of the DGCL, (C) directing that this Agreement be submitted to a vote at the Stockholders Meeting for adoption and approval (unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated by Section 2.3) and (D) subject to Section 5.2, recommending that the Stockholders accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger if required by applicable Law (such recommendation, the “Company Board Recommendation”), which recommendation constitutes a recommendation and approval of the Company Board for purposes of any Takeover Statutes, and as of the date hereof, none of the aforesaid resolutions have been subsequently rescinded, modified or withdrawn. Assuming the accuracy of the representations and warranties set forth in Section 4.2(f), the Company Board has taken all actions necessary so that Parent and Merger Sub will not be prohibited by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar takeover statute, including Section 203 of the DGCL (collectively, the “Takeover Statutes”), from consummating the transactions contemplated hereby, including the Offer, the Top-Up Option and the Merger, in the manner contemplated hereby and to ensure that no Takeover Statute will impose any additional procedural, voting, approval or other restrictions on the timely consummation of the transactions contemplated hereby or restrict, impair or delay the ability of (x) Parent or Merger Sub to engage in any of the transactions contemplated hereby, including the Offer, the Top-Up Option and the Merger, or the Support Agreement or (y) Parent or Merger Sub, following the Acceptance Time and subject to the other provisions of this Agreement, to vote or otherwise exercise all rights as a stockholder of the Company.

(e) Noncontravention; Governmental Filings.

(i) The execution and delivery of and performance by the Company of this Agreement does not, and the consummation of the Offer, the Top-Up Option, the Merger and the other transactions contemplated by this Agreement will not, conflict with, result in any breach or violation of or default under, give rise to a right of termination, cancellation or acceleration of any obligation, or result in the loss of a benefit under or the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or (C) subject to the filings and other matters referred to in Section 4.1(e)(ii) and assuming the consents, approvals and authorizations referred to Section 4.1(e)(ii) are duly and timely made or obtained, any foreign, federal, state, local or other statute, law (including common law), ordinance, rule, code, decree, agency requirement or regulation of any Governmental Authority (“Law”) or any judgment, order, writ, stipulation, injunction, arbitration award, settlement or decree of any Governmental Authority (“Judgment”), which Law or Judgment is binding on the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (B) and (C) above, any such conflicts, breaches, violations, defaults, rights or Liens that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(ii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any federal, state, local or foreign government, any court, arbitrator or tribunal, any administrative, regulatory (including any stock exchange) or other governmental or quasi-governmental agency, commission, body or authority of any nature (including any governmental department, division, bureau, office, branch, or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing (each, a “Governmental Authority”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Offer, the Merger or the other transactions contemplated by this Agreement, except for (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of the relevant waiting period, and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Law (“Other Antitrust Laws”), (B) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of (1) the Schedule 14D-9 and (2) the Proxy Statement (if required in connection with the Stockholder Approval), (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (D) any filings required under the rules and regulations of NASDAQ and (E) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, in each case in clause (E) the failure of which to be obtained or made, individually or in the aggregate, would not have a Company Material Adverse Effect.

(f) Company SEC Documents; Undisclosed Liabilities.

(i) The Company has filed with or furnished to the SEC, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933 (the “Securities Act”) since January 1, 2010 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained (or with respect to the Company SEC Documents filed by or furnished to the SEC after the date hereof will contain), any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed or furnished to the SEC after the date hereof will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Each of the balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) fairly presented or, in the case of Company SEC Documents filed after the date hereof, will fairly present, the financial position of the Company as of its date and each of the statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) fairly presents or, in the case of Company SEC Documents filed after the date hereof, will fairly present, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect); in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. The books and records of the Company and its Subsidiaries have been maintained in accordance, in all material respects, with GAAP (to the extent applicable).

(iii) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act.

(iv) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities or obligations (A) reflected or reserved against on the financial statements of the Company and its Subsidiaries (including the notes thereto) included in the most recent consolidated balance sheet of the Company included in the Company SEC Documents filed with the SEC prior to the date hereof, (B) incurred after March 31, 2012 (the “Balance Sheet Date”) in the ordinary course of business, (C) as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby or (D) that were not material to the Company or its Subsidiaries, taken as a whole.

(g) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 shall, at the respective times filed with the SEC, at any time it is amended or supplemented, or at the time it is first mailed to Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If required to be filed, the Proxy Statement will not contain, at the date it is first mailed to the Stockholders or at the time of the Stockholders Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by, or on behalf of, Stockholders, Parent or Merger Sub.

(h) Absence of Certain Changes or Events. Since December 31, 2011, there has not been any event, change or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect. Since December 31, 2011 through the date of this Agreement, except for the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice. Since the Balance Sheet Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 5.1(b).

(i) Litigation. There is no suit, action, claim, investigation, audit, complaint or proceeding by or before any Governmental Authority (collectively, “Proceedings”) pending or, to the knowledge of the executive officers of the Company, threatened, against the Company or any of its Subsidiaries (other than disputes that are not material to the Company and its Subsidiaries taken as a whole). Section 4.1(i) of the Company Disclosure Letter lists, as of the date of this Agreement, all material Proceedings that the Company or any of its Subsidiaries has pending or is threatening against other parties and all material Proceedings that are pending or, to the knowledge of the executive officers of the Company, threatened against the Company or any of its Subsidiaries. Except as set forth on Section 4.1(i) of the Company Disclosure Letter, there is no material Judgment to which the Company or any of its Subsidiaries is subject.

(j)	Contracts.

(i) Section 4.1(j) of the Company Disclosure Letter sets forth a correct and complete list of, as of the date hereof (and the Company has made available to Parent correct and complete copies of each such Contract), any Contracts (or group of related Contracts with the same party or an Affiliate of such party), which the Company or any of its Subsidiaries is a party to or bound by (other than any Company Benefit Plan (except in the case of clause (I) below) or Company Real Property Lease), in each case, that:

(A) would be required to be filed by the Company as a “Material Contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) (1) restricts the ability of the Company or any of its Subsidiaries (or, after the Acceptance Time, Parent or its Subsidiaries, or, after the Effective Time, the Surviving Company or its Subsidiaries) to compete in any business or with any Person or in any geographical area or (2) would require the disposition of any material assets or line of business of the Company or any Company Subsidiary (or, after the Acceptance Time, Parent or its Subsidiaries, or, after the Effective Time, the Surviving Company or its Subsidiaries);

(C) by its terms calls for aggregate payments or receipt by or to the Company or any of its Subsidiaries of more than $1,000,000 over the remaining term of such Contract;

(D) constitutes a joint venture or partnership or similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole or in which the Company owns more than a ten percent (10%) voting or economic interest and which interest has a value of more than $1,000,000;

(E) relates to any loan and credit agreement, note, debenture, bond, indenture, security agreement, letter of credit, capital lease, or other Contract relating to indebtedness , pursuant to which any indebtedness of the Company or any of its Subsidiaries, in each case in excess of $1,000,000, is outstanding, or may be incurred, assumed, guaranteed or secured by any asset, other than any such Contract solely between or among any of the Company or any of its wholly-owned Subsidiaries;

(F) prohibits the payment of dividends or distributions in respect of any Equity Interest of the Company or any of its Subsidiaries, prohibits the pledging of any Equity Interest of the Company or any of its Subsidiaries or prohibits the issuance of guarantees by any Subsidiary of the Company;

(G) was entered into within two (2) years of the date of this Agreement and relates to the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $1,000,000 and/or pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment or guarantee obligations, in each case, that could result in payments in excess of $1,000,000;

(H) is entered into with any directors, executive officers (as such term is defined in the Exchange Act) or five percent (5%) stockholders of the Company or any of their Affiliates (other than the Company or any Company Subsidiary) or immediate family members (in each case, other than any Company Benefit Plan);

(I) is entered into with employees or consultants of the Company or any Company Subsidiary and creates severance or any similar obligations for the Company or any Company Subsidiary in an amount in excess of $500,000, or requires payment of total annual compensation in excess of $500,000;

(J) after the Effective Time would restrict Parent or any of its Subsidiaries in any material respect with respect to the Covered Products;

(K) is for the research, development, manufacturing, supply, testing, distribution, marketing, promotion, license, offer to sell, sale or other research, development or commercial activities by the Company or any of its Subsidiaries or by any Company Partner that is (i) material to any Covered Products or (ii) material to any material Intellectual Property Rights related to any Covered Products, other than non-disclosure agreements, employee invention assignments, purchase orders, materials transfer agreements, software agreements and similar agreements entered into in the ordinary course of business;

(L) is a material settlement, conciliation or similar agreement with any Governmental Authority or which would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(M) constitutes a collaboration, joint development or strategic alliance that is material to any Covered Product or the exercise of any Covered Product Rights; or

(N) pursuant to which the Company or any of its Subsidiaries obtains or grants the right to use, or a covenant not to be sued under, any Intellectual Property Rights material to the Company and its Subsidiaries taken as a whole (other than licenses with respect to commercially available software).

Each such Contract described in clauses (A) through (N) is referred to herein as a “Material Contract”. Any Contract disclosed under one subsection of Section 4.1(j) of the Company Disclosure Letter shall be deemed to be disclosed for all other subsections of Section 4.1(j) of the Company Disclosure Letter, to the extent applicable.

(ii) Each of the Material Contracts is (A) a legal, valid and binding obligation of the Company or any Subsidiary of the Company party thereto and, to the knowledge of the executive officers of the Company, the other party thereto, (B) in full force and effect and enforceable against the Company or the Subsidiary of the Company party thereto, as applicable, in accordance with its terms, and, (C) to the knowledge of the executive officers of the Company, enforceable against each other party thereto in accordance with its terms, except for such failures to be valid and binding or to be in full force and effect and enforceable that, individually or in the aggregate, would not have a Company Material Adverse Effect. (1) None of the Company or any Subsidiary of the Company (x) is, or has received notice that the Company or any of its Subsidiaries is, in default under or in breach or violation of any Material Contract or (y) received any written notice from any counterparty to any Material Contract that such counterparty intends to terminate or not renew any Material Contract or is seeking the renegotiation of such Material Contract or substitute performance thereunder, (2) to the knowledge of the executive officers of the Company, no counterparty to any Material Contract is, or is alleged to be, in default under or in breach or violation of any Material Contract, and (3) to the knowledge of the executive officers of the Company, no event has occurred that with the lapse of time or the giving of notice or both would constitute a default under, or result in a breach or violation of, any Material Contract by the Company or any of its Subsidiaries (with or without notice or lapse of time or both), except, in each case, as would not individually or in the aggregate have a Company Material Adverse Effect.

(k) Compliance with Laws; Permits. Each of the Company and its Subsidiaries is, and since January 1, 2009 has been, in compliance with all Laws applicable to its business or operations except for instances of possible noncompliance that, individually or in the aggregate, have not had, and would not have, a Company Material Adverse Effect. Except with respect to Regulatory Authorizations, which are the subject of Section 4.1(u), each of the Company and its Subsidiaries has in effect all approvals, authorizations, certificates, franchises, licenses, permits and consents of Governmental Authorities (collectively, “Permits”) material to the Company or any of its Subsidiaries in connection with the conduct of its business as presently conducted, and all such Permits are in full force and effect and no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement, including the

Offer and the Merger, except (i) for such Permits which cease to be effective solely as a result of the identity of Parent or its Affiliates or (ii) for such Permits the absence of which, or the failure of which to be in full force and effect, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of all Permits, except for such non-compliance as would not have a Company Material Adverse Effect.

(l)	Environmental Matters.

(i) Except for those matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, since January 1, 2009: (A) each of the Company and its Subsidiaries is in compliance and has complied with all applicable Environmental Laws; (B) each of the Company and its Subsidiaries validly possesses, has possessed, and is and has been in compliance with all Permits required under Environmental Laws to occupy its properties and conduct its business as presently conducted, and all such Permits are in full force and effect; (C) there are no Environmental Proceedings pending or, to the knowledge of the executive officers of the Company, threatened against the Company or any of its Subsidiaries; (D) neither the Company nor any of its Subsidiaries has received notice of any actual or alleged violation of or liability under Environmental Laws; and (E) to the knowledge of the executive officers of the Company, neither the Company nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, sold, installed, Released, or exposed any person to, any Hazardous Materials, or products containing any Hazardous Materials, or owned or operated any property or facility which is or has been contaminated by any Hazardous Materials, so as to give rise to any current or future liabilities pursuant to any Environmental Laws.

(ii) The term “Environmental Proceedings” means any Judgments or Proceedings involving allegations of liability arising under Environmental Law. The term “Environmental Law” means any Law relating to pollution or protection of human health or safety or the environment, including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport, handling or management of or exposure to Hazardous Materials. The term “Hazardous Materials” means (A) petroleum and petroleum by-products, asbestos and asbestos-containing materials, radioactive materials silica, radon gas, urea, formaldehyde, foam insulation, dielectric fluid, medical or infectious wastes, or polychlorinated biphenyls and (B) any material, substance or waste that is defined or regulated as hazardous or toxic by any applicable Environmental Law. The term “Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

(iii) Notwithstanding any other provision of this Agreement, this Section 4.1(l) sets forth the sole and exclusive representations and warranties of the Company with respect to environmental matters.

(m)	Company Benefit Plans.

(i) Section 4.1(m)(i) of the Company Disclosure Letter contains a complete and correct list of each material “Company Benefit Plan.” For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other bonus, pension or profit sharing, nonqualified deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity or equity-based, employment, consulting, retirement, vacation, severance, change of control, retention, disability, death benefit, hospitalization, medical or other material benefit or compensation plan, program, agreement, contract or arrangement, in each case (A) maintained, sponsored or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or any entity (an “ERISA Affiliate”) that together with the Company would be treated as a single employer under Section 4001(b) of ERISA or Section 414 of the Code for the benefit of any current or former employee, officer, individual contractor, director or individual consultant of the Company or any of its Subsidiaries, or (B) with respect to which the Company or any of its Subsidiaries has any material liability or obligation, whether actual or contingent, other than any such plan, program, agreement, contract or arrangement maintained by a Governmental Authority.

(ii) Each Company Benefit Plan has been administered and operated in compliance with its terms and all applicable Laws (including, without limitation, ERISA and the Code), other than instances of noncompliance that, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of (A) each material Company Benefit Plan and any associated trust agreement or insurance contract, and all amendments thereto, (B) the most recent annual report on Form 5500 filed with respect to each Company Benefit Plan and all schedules thereto (if any such report was required by applicable Law), (C) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required by applicable Law and (D) the most recent United States Internal Revenue Service determination, opinion or advisory letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code. All material contributions, premiums or payments under or with respect to each Company Benefit Plan for all time periods ending on or before the date of this Agreement have been paid.

(iii) All Company Benefit Plans that are intended to be qualified for United States federal income Tax purposes have received current determination or opinion letters from the United States Internal Revenue Service to the effect that such Company Benefit Plans are so qualified and exempt from United States federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination or opinion letter has been revoked nor, to the knowledge of the executive officers of the Company, is there any reasonable basis for the disqualification of any such Company Benefit Plan.

(iv) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred any liability under Title IV or Section 302 of ERISA or Section 412 of the Code as of the date of this Agreement that has not been satisfied in full, and to the knowledge of the executive officers of the Company, no condition exists that presents a material risk to the Company, any of its Subsidiaries or any ERISA Affiliate, taken as a whole, of incurring or being subject to any such liability (whether primarily, jointly or secondarily), other than liability for premiums due to the Pension Benefit Guaranty Corporation. Except as required by Law, no Company Benefit Plan or any other arrangement provides any post-employment medical, welfare or life insurance benefits.

(v) Except as, individually or in the aggregate, would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, any of its employees, officers or directors or, to the knowledge of the executive officers of the Company, any other Person has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) that could subject the Company or any of its Subsidiaries to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to any material liability under Section 502 of ERISA. There is no audit, action, proceeding, arbitration, or material claim (other than claims for benefits in the ordinary course) pending or, to the knowledge of the executive officers of the Company, threatened with respect to any Company Benefit Plan.

(vi) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or bargaining relationships with any labor union or similar organization applicable to employees of the Company or any of its Subsidiaries. There is no labor strike, work stoppage, walkout, lockout or other material labor dispute, or, to the knowledge of the executive officers of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, except where such strike or lockout would not have, individually or in the aggregate, a Company Material Adverse Effect.

(vii) Except as contemplated under the terms of this Agreement, the consummation of the transactions contemplated by this Agreement alone, or in combination with any other event (including without limitation the termination of any employee, director, officer or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries (collectively, “Service Providers”)), will not (A) accelerate the time of payment or vesting, or give rise to a material liability under any Company Benefit Plan, or increase the amount of compensation or benefits due to any such Service Provider or (B) directly or indirectly require the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Benefit Plan. No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of any of the transactions contemplated by this Agreement, by any Service Provider under any Company Benefit Plan would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Acceptance Time for any Taxes imposed under Section 4999 or 409A of the Code.

(n)	Taxes.

(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries has filed, or has caused to be filed, when due (including extensions) all material Company Tax Returns required to be filed by any Taxing Authority, and all such returns are, or shall be at the time of filing, complete and accurate in all material respects.

(ii) The Company and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all material Taxes that are due and payable, or (A) where payment is not yet due, has established an adequate accrual in accordance with GAAP or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve (excluding any reserves for deferred Taxes) in accordance with GAAP, in each case for all material Taxes reflected in the most recent financial statements contained in the Company SEC Documents.

(iii) No material deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy with respect to Taxes (other than Taxes that are not yet due and payable, that may thereafter be paid without interest or penalty, and that have been adequately provided for in accordance with GAAP) have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which have not been settled and paid. All assessments for material Taxes due and owing by the Company or any of its Subsidiaries or with respect to completed and settled examinations or concluded litigation have been paid. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending, or having the effect of extending, the period for assessment or collection of any material Taxes.

(iv) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to be governed by Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(v) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any United States federal, state, local or foreign Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the appropriate Taxing Authority all material Taxes required to be so withheld and paid over under applicable Laws, except for Taxes the non-payment or non-withholding of which would not have a Company Material Adverse Effect.

(vi) Neither the Company nor any of its Subsidiaries has ever participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(vii) Neither the Company nor any of its Subsidiaries is liable for the Taxes of any Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Tax Law), as a transferee or successor or otherwise.

(viii) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of any installment sale, open transaction or any change of method of accounting.

(ix) This Section 4.1(n) contains the sole and exclusive representations and warranties of the Company regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

(x) The term “Tax” means all income, profits, capital gains, goods and services, branch, payroll, unemployment, customs duties, premium, compensation, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, turnover, value added, ad valorem, registration, general business, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise and other taxes, withholdings, duties, levies, imposts, license and registration fees, and other charges and assessments of any nature (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes, charges, fees, levies, customs duties or other assessments, and interest thereon) imposed by or on behalf of any Governmental Authority.

(xi) The term “Company Tax Return” means any return, statement, report, form, filing, customs entry, customs reconciliation and any other entry or reconciliation, including in each case any amendments, schedules or attachments thereto, required to be filed with any Governmental Authority or with respect to Taxes of the Company or its Subsidiaries.

(xii) The term “Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

(o)	Title to Properties.

(i) Section 4.1(o)(i) of the Company Disclosure Letter sets forth the address and description of all material real property owned by the Company or any Subsidiary of the Company (“Owned Real Property”). Except for matters that, individually or in the aggregate, would not have a Company Material Adverse Effect, taken as a whole, the Company or a Subsidiary of the Company (as the case may be) has good and marketable fee simple title to all Owned Real Property, free and clear of all Liens, except Company Permitted Liens.

(ii) Section 4.1(o)(ii) of the Company Disclosure Letter contains a list of all material real property leased or subleased by the Company or any Subsidiary of the Company, and a true and complete list of all leases or subleases of the real property set forth in Section 4.1(o)(ii) of the Company Disclosure Letter (each such lease or sublease, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, a “Company Real Property Lease”). Each Company Real Property Lease is valid, binding, enforceable and in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company has delivered to Parent and Merger Sub a true and complete copy of each Company Real Property Lease. None of the Company or any Subsidiary of the Company has received written notice of default under any Company Real Property Lease by the Company or any of its Subsidiaries, and no event has occurred that with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case except as, individually or in the aggregate, would not have a Company Material Adverse Effect.

(p)	Intellectual Property.

(i) Section 4.1(p)(i) of the Company Disclosure Letter sets forth as of the date hereof a complete and correct list (in all material respects) of all issued Patents and Patent applications, Trademark registrations and Trademark applications, and Copyright registrations and applications, in each case, owned (including co-owned) by the Company or any of its Subsidiaries, specifying as to each such item (A) the jurisdiction of application and/or registration or issuance, (B) the issuance, serial, application and/or registration number, (C) the date of issuance, application or registration, (D) the status of issuance, application or registration. and (e) the record and beneficial owner (including any joint owner). Each of the Patents, registrations and applications set forth in Section 4.1(p)(i) of the Company Disclosure Letter is solely and exclusively owned by the Company or one of its Subsidiaries, free and clear of all Liens (other than Company Permitted Liens), and is subsisting and, to the knowledge of the executive officers and the senior director of intellectual property of the Company, is valid and enforceable. To the knowledge of the executive officers and the senior director of intellectual property of the Company as of the date hereof, none of the material Patents, registrations and applications set forth in Section 4.1(p)(i) of the Company Disclosure Letter and the patents exclusively licensed to the Company by Alkermes Public Limited Company (or any of its Subsidiaries) is the subject of (1) any opposition, cancellation, interference, reissue or reexamination proceeding or any other proceeding challenging its ownership, validity or enforceability (other than office actions in the ordinary course) or (2) outstanding Judgment restricting or otherwise limiting the use, validity, enforceability, disposition or exploitation thereof or any right, title or interest of the Company or any Subsidiary with respect thereto in any material respect. None of (x) the Patents, registrations and applications set forth in Section 4.1(p)(i) of the Company Disclosure Letter or (y) the patents exclusively licensed to the Company by Alkermes Public Limited Company (or any of its Subsidiaries) that relates to any of the Covered Products or the exercise of any Covered Product Rights has been abandoned, canceled or expired, or is due to expire in the next twelve (12) months.

(ii) Except as set forth on Section 4.1(p)(ii) of the Company Disclosure Letter, or as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(A) Either the Company or one of its Subsidiaries owns, or has the right to use pursuant to a valid, binding and enforceable written license agreement, each item of Intellectual Property Rights necessary to the conduct of their business as currently conducted, free and clear of all Liens (other than Company Permitted Liens) (“Company Intellectual Property”); provided that the foregoing representation and warranty does not cover infringement, misappropriation or other violation of Intellectual Property Rights. To the knowledge of the executive officers and the senior director of intellectual property of the Company, the Company Intellectual Property constitutes all Intellectual Property necessary for the exercise of the Covered Product Rights as currently exercised.

(B) To the knowledge of the executive officers and the senior director of intellectual property of the Company, the conduct of the business of the Company and its Subsidiaries including in connection with the development of the Covered Products and any other exercise of Covered Product Rights, does not, and during the past three (3) years, did not, infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party. Neither the Company nor any of its Subsidiaries has received any written notice in the three (3) years prior to the date hereof alleging that the Company or any of its Subsidiaries is or has been infringing, misappropriating or otherwise violating the Intellectual Property Rights of any third party. Neither the Company nor any of its Subsidiaries is as of the date hereof or in the three (3) years prior to the date hereof has been a party to any action or proceeding in which it was asserted that the Company or any of its Subsidiaries infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third party.

(C) The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the secrecy and confidentiality of material Trade Secrets. All past and present employees, contractors and consultants of the Company or any of its Subsidiaries who have had access to material Trade Secrets of the Company and its Subsidiaries are bound by valid and enforceable agreements or otherwise have obligations pursuant to which such Persons are bound to protect such confidential information of the Company and its Subsidiaries. All past and present employees of the Company or any of its Subsidiaries have assigned to the Company or such Subsidiary all right, title and interest in and to all Intellectual Property Rights developed or otherwise created by such Persons in the course of their employment with the Company or such Subsidiary.

(D) To the knowledge of the executive officers and the senior director of intellectual property of the Company, no third party is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by the Company or any Company Subsidiary in any material respect. In the last three (3) years, neither the Company nor any of its Subsidiaries has sent any written notice to or asserted or threatened in writing any action or claim against any Person alleging any such infringement, misappropriation or other violation of any Intellectual Property Rights against such Person.

(E) To the knowledge of the executive officers and the senior director of intellectual property of the Company, no academic institution or Governmental Authority (or any personnel of any of the foregoing) has any right, title or interest (including any “march in” rights) (i) in or to any Company Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries, or (ii) in or to any Company Intellectual Property jointly owned by or licensed to the Company or any of its Subsidiaries that is material to any Covered Product or the exercise of any Covered Product Rights.

(q) Voting Requirements. In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger and assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.2(f), the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon at a Stockholders Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Stockholder Approval”) is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company necessary for the Company to adopt this Agreement and approve the Offer, the Merger and the other transactions contemplated hereby.

(r) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. (each, a “Company Financial Advisor”), is entitled to any broker’s, finder’s or financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore provided to Parent a complete and correct copy of each engagement letter of each Company Financial Advisor.

(s) Company Rights Agreement. The Company Rights Agreement and the associated rights distributed to the Company’s stockholders expired pursuant to the terms of the Company Rights Agreement on June 16, 2012, and the Company Rights Agreement has not been renewed.

(t) Opinion of Company Financial Advisor. On or prior to the date of this Agreement, the Company Board has received the opinion of each Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the consideration to be received by the

Stockholders (other than Parent, Merger Sub and their respective Affiliates) in the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified. The Company has furnished, or will furnish promptly following receipt thereof by the Company, a complete and correct copy of such opinion to Parent solely for informational purposes.

(u)	Regulatory Compliance.

(i) Section 4.1(u) of the Company Disclosure Letter sets forth a complete and correct list of all Regulatory Authorizations from all Health Authorities held by the Company or any of its Subsidiaries and complete and correct copies of all such Regulatory Authorizations have been provided to or made available to Parent (including those related to the Covered Products and other product candidates currently being developed by or on behalf of the Company or any of its Subsidiaries), and there are no other Regulatory Authorizations required for the Company, its Subsidiaries or the Covered Products in connection with the conduct of the Company’s business as currently conducted. All such Regulatory Authorizations held by the Company or any of its Subsidiaries (or, to the knowledge of the executive officers of the Company, held by any third party in connection with an exclusive license of any Covered Product outside of the United States from the Company or any of its Subsidiaries) are, in all material respects, (A) in full force and effect, (B) validly registered and on file with the applicable Health Authorities, (C) in compliance with all formal filing and maintenance requirements and (D) in good standing, valid and enforceable. Except as set forth on Section 4.1(u) of the Company Disclosure Letter, there are no material Regulatory Authorizations in any country held by any third party related to any of the Covered Products and no Regulatory Authorizations have been terminated or suspended by any Health Authority, and no Health Authority has commenced, or, to the knowledge of the executive officers of the Company, threatened to initiate, any action (i) to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company or any of its Subsidiaries in connection with the Covered Products or (ii) alleging any material violation of the Health Laws by the Company or any of its Subsidiaries in connection with the Covered Products. The Company and its Subsidiaries have filed all required notices and responses to notices, supplemental applications, reports (including adverse experience reports) and other information with the United States Food and Drug Administration (the “FDA”), European Medicines Agency(the “EMA”) and, to the knowledge of the executive officers of the Company, all other applicable Health Authorities required to be filed by the Company or any of its Subsidiaries.

(ii) (A) The Covered Products are being, and at all times have been, researched, developed, tested, studied, manufactured, promoted, marketed, stored, supplied, licensed, offered for sale, sold or imported, as applicable, by or on behalf of the Company or any of its Subsidiaries in compliance in all material respects with all applicable Health Laws, including those set forth in 21 U.S.C. Section 360 and 21 C.F.R. Parts 207 and all similar applicable Laws and Judgments, and all approved clinical protocols and informed consents and (B) to the knowledge of the executive officers of the Company, there are no investigations, suits, claims, actions or proceedings against or affecting the Company or any of its Subsidiaries relating to or arising under (1) Health Laws, (2) the Social Security Act of 1935, as amended (the “Social Security Act”) (or the regulations thereunder) or similar Laws, or (3) any applicable Laws relating to government health care programs, private health care plans or the privacy and confidentiality of patient health information.

(iii) None of the Company or any of its Subsidiaries or, to the knowledge of the executive officers of the Company, any director, officer, employee of the Company or any of its Subsidiaries or any agent of the Company or Company Partner, has made any untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for any Health Authority to invoke any applicable Laws or Health Authority policies regarding scientific integrity or bribery, including the FDA policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991). Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the executive officers of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar applicable Law, including those of other countries. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the executive officers of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act, or any similar applicable Law, including those of other countries.

(v) No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Merger Sub has relied upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

4.2 Representations and Warranties of Parent and Merger Sub. Except as disclosed in the disclosure letter delivered by Parent to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted, except where the failure to be so organized or existing or to have such power or authority, individually or in the aggregate, would not have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and, with respect to jurisdictions in which such concept is recognized, is in good standing in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Capitalization of Merger Sub; Operations of Merger Sub. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub has not conducted any business prior to the date of this Agreement and Merger Sub has, and prior to the Effective Time will not have, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to or in connection with this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

(c) Authority. The board of directors of each of Parent and Merger Sub has approved this Agreement and the Offer, the Merger and the other transactions contemplated hereby, and no vote of holders of capital stock of Parent is necessary to approve this Agreement or the Offer, the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power, and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d)	Noncontravention; Approvals.

(i) The execution and delivery of and performance by Parent and Merger Sub of this Agreement does not, and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement conflict with, result in any breach or violation of or default under, give rise to a right of termination, cancellation or acceleration of any obligation, or result in the loss of a benefit under or the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (A) the organizational documents of Parent or Merger Sub or (B) any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or (C) subject to the filings and other matters referred to in Section 4.2(d)(ii) and assuming the consents, approvals and authorizations referred to below are duly and timely made or obtained, any Law or any Judgment, which Law or Judgment is binding on Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (B) and (C) above, any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(ii) No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent and Merger Sub of the Offer, the Merger or the other transactions contemplated by this Agreement, except for (A) the filing of a premerger notification and report form by Parent and Merger Sub under the HSR Act, and the expiration or termination of the relevant waiting period, and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any Other Antitrust Laws, (B) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of (1) the Schedule TO and (2) the Proxy Statement (if required in connection with the Stockholder Approval), (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which the Parent or Merger Sub is qualified to do business, (D) any filings required under the rules and regulations of NASDAQ or any other stock exchange, as applicable and (E) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(e) Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 shall, at the respective times filed with the SEC, at any time it is amended or supplemented or at the time it is first mailed to Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If required to be filed, the Proxy Statement will not contain, at the date it is first mailed to the Stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by, or on behalf of, Stockholders or the Company.

(f) Delaware Law. None of Parent, Merger Sub or any of their respective Affiliates was an “interested stockholder” as such term is defined in Section 203 of the DGCL (other than as a result of a transaction approved by the Company Board as described in Section 203(a)(1) of the DGCL) at any time during the three year period immediately preceding the execution and delivery of this Agreement. As of the date hereof, neither Parent nor Merger Sub owns (directly or indirectly, beneficially or of record), and neither Parent nor Merger Sub is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any Company Capital Stock (except as contemplated by this Agreement and except for any Shares that may be owned by any employee benefit or other plan administered by or on behalf of Parent or any of its Subsidiaries, to the extent the determination to acquire such shares was not directed by Parent or Merger Sub).

(g) Financial Capability. Parent has sufficient funds available, through a combination of cash on hand and available lines of credit or other committed financing (evidence of which has previously been provided to the Company, if not available through public sources) to consummate the Offer and the Merger on the terms and conditions contained in this Agreement and will have sufficient funds therefor at the Acceptance Time and immediately prior to the Effective Time. Parent and Merger Sub will have at and after the Acceptance Time funds sufficient to pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the transactions contemplated by this Agreement.

(h) Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of the executive officers of Parent, threatened against Parent or any of its Subsidiaries that seeks to enjoin, or would reasonably be expected to have the effect of preventing, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement, including the Offer and the Merger, except for those that, individually or in the aggregate with other such Proceedings, have not had and would not have a Parent Material Adverse Effect.

(i) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets, Inc., and Evercore Partners Inc. is entitled to any broker’s, finder’s or financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent and Merger Sub.

(j) No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, the Company acknowledges that neither Parent, Merger Sub, nor any Person on behalf of Parent or Merger Sub makes, and the Company has not relied upon, any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION

5.1	Conduct of Business of Company; Parent and Merger Sub Restrictions.

(a) From and after the date hereof until the Acceptance Time, (i) except as expressly set forth in Section 5.1 of the Company Disclosure Letter, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by Law or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice (including in respect of ongoing research, development and clinical trial activities) and (x) use reasonable best efforts to preserve substantially intact its current business organization and to preserve its relationships with Governmental Authorities, customers, suppliers, and other Persons having material business dealings with the Company or its Subsidiaries and (y) use commercially reasonable efforts to keep available the services of its current officers and employees.

(b) Without limiting the generality of clause (a) above and in furtherance thereof, from and after the date hereof until the Acceptance Time, except (1) as expressly set forth in Section 5.1 of the Company Disclosure Letter, (2) as expressly contemplated or permitted by this Agreement, (3) as required by Law or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside, establish a record date for, make or pay any dividends on, or make any other distributions (whether in cash, Equity Interests, property or any combination thereof) with respect to, any of its Equity Interests, other than dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or enter into any agreement with respect to the voting of its Equity Interests, (B) split, combine, subdivide or reclassify any of its capital stock or other Equity Interests or issue or authorize the issuance of other securities in substitution for shares of its capital stock or other Equity Interests or (C) purchase, redeem or otherwise acquire, directly or indirectly (1) any shares of its capital stock or other Equity Interests or (2) any options, warrants, calls or rights to acquire, or any securities convertible into or exchangeable for, any such shares or Equity Interests (except with respect to the 3.00% Convertible Senior Notes as provided in Section 6.12 or upon the exercise of options described in Section 4.1(c)(i) or otherwise disclosed in the Company Disclosure Letter to the extent net exercises are provided for in the plans or agreements governing such options, in each case existing immediately prior to the execution of this Agreement on the terms in effect immediately prior to the execution of this Agreement);

(ii) issue, deliver, sell, grant, pledge, transfer, encumber, subject to any Lien or otherwise dispose, or authorize, propose or agree to the issuance, delivery, sale, granting, pledging, transfer, encumbrance or disposition of, any shares of its capital stock or other Equity Interests, or any securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any such shares or other Equity Interests (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, other settlement pursuant to a Company Benefit Plan or conversion of the 3.00% Convertible Senior Notes pursuant to the 3.00% Indenture, in each case existing immediately prior to the execution of this Agreement on the terms in effect immediately prior to the execution and delivery of this Agreement);

(iii) amend or otherwise change the Company Certificate of Incorporation or the Company Bylaws or the certificate of incorporation or organizational documents of any of its Subsidiaries;

(iv) acquire or purchase (including by merger, consolidation, or acquisition of Equity Interests or assets) any interest in any Person or any division or business thereof, except any such acquisitions or purchases that are consistent with past practice and are for consideration paid or transferred by the Company and its Subsidiaries not in excess of $500,000 individually or $1,000,000 in connection with all such transactions in the aggregate, or pursuant to Material Contracts in effect as of the date hereof (on the terms in effect as of the date hereof);

(v) (A) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for borrowed money or (B) make any loans, advances or capital contributions to, or investments in, any other Person; in either case, (A) or (B), in excess of $1,000,000 in any individual transaction;

(vi) (A) modify, amend (other than extensions at the end of a term) or terminate any Material Contract other than in the ordinary course of business, (B) enter into any Contract that would have been a Material Contract had it been in effect on the date hereof, (C) waive any material term of or any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries or material liability or obligation owing to the Company or any of its Subsidiaries under, any Material Contract, (D) enter into any Contract which contains a change of control or similar provision in favor of the other party or parties thereto or would otherwise require payment or give rise to any rights to such other party or parties in connection with the Offer, the Merger or the other transactions contemplated by this Agreement or (E) enter into any Contract related to the Covered Product, provided that this clause (E) shall not prohibit entering into a Contract that is not directly related to the Covered Products that does not result in a material expenditure and is not prohibited under clause (A), (B) (C) or (D) of this Section 5.1(b)(vi).

(vii) except as required by applicable Law or otherwise required pursuant to existing Contracts or Company Benefit Plans on terms in effect as of the date hereof, (A) increase the salaries or wages of any employee, consultant, current or former director or officer of the Company or any of its Subsidiaries, except in the ordinary course of business and consistent with past practice with respect to employees other than current or former directors or officers of the Company or any of its Subsidiaries, (B) pay any bonus to any employee, consultant, current or former director or officer of the Company or any of its Subsidiaries in excess of the amount earned based on actual performance as determined by the Company, in the ordinary course of business and consistent with past practice with respect to employees other than current or former directors or officers of the Company or any of its Subsidiaries, (C) enter into or establish any new employment agreement, change in control agreement, bonus agreement, severance, retention or other similar agreement with any individual, (D) make any severance payments to any director or officer of the Company or any of its Subsidiaries, (E) make or grant, or promise to make or grant, any new equity, equity based or other incentive awards to any employee, consultant, current or former director or officer of the Company or any of its Subsidiaries, (F) adopt or terminate any Company Benefit Plan or (G) amend or modify any Company Benefit Plan, except as required by Law or to maintain the Tax-qualified status of any Company Benefit Plan;

(viii) make any material change in accounting methods, principles, policies, procedures or practices, except insofar (A) as may have been required by a change in GAAP (or any interpretation thereof) or Regulation S-X under the Securities Act, (B) as may be required by a change in Law or (C) as disclosed in the Company SEC Documents or as required by a Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(ix) make or change any material Tax election other than in the ordinary course of business or settle or compromise any material Tax liability for an amount materially in excess of amounts reserved with respect to such liability in the most recent financial statements contained in the Company SEC Documents;

(x) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, sell, lease, sublicense, license, transfer, assign, abandon, exchange or swap, mortgage or otherwise encumber (including securitizations), impair or restrict the use of (including by merger, consolidation or sale of Equity Interests or assets) or subject to any Lien (other than Company Permitted Liens) or otherwise dispose of any material portion of its properties , assets or rights of the Company or any of its Subsidiaries (including capital stock or other Equity Interests of any Subsidiary of the Company), other than in the ordinary course of business consistent with past practice and except (A) pursuant to existing agreements in effect prior to the execution of this Agreement or (B) as may be required by applicable Law or any Governmental Authority in order to permit or facilitate the consummation of the transactions contemplated hereby;

(xi) authorize or make any commitment with respect to, any single capital expenditure in excess of $500,000 or capital expenditures for the Company and its Subsidiaries in excess of $1,000,000 in the aggregate, other than capital expenditures that are contemplated by the Company’s existing plan for annual capital expenditures for 2012 previously made available to Parent;

(xii) pay, discharge, settle or satisfy any material claims or obligations (absolute, accrued, contingent or otherwise) in an amount in excess of $1,000,000 individually other than (A) performance of contractual obligations in effect as of the date of this Agreement or contractual obligations with respect to Contracts entered into after the date of this Agreement in the ordinary course of business consistent with past practice, in each case, in accordance with their terms, (B) payment, discharge, settlement or satisfaction of such claims or obligations in the ordinary course of business consistent with past practice or (C) payment, discharge, settlement or satisfaction, in accordance with their terms, of claims, liabilities or obligations that have been (1) disclosed in the most recent financial statements of the Company including in the Company SEC Documents filed prior to the date hereof to the extent of such disclosure or (2) incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(xiii) settle, release, waive or compromise any pending or threatened Proceeding of or against the Company or any of its Subsidiaries (A) for an amount in excess of $1,000,000, individually, or $5,000,000 in the aggregate or (B) entailing the incurrence of (1) any obligation or liability of the Company in excess of such amount, including costs or revenue reductions, or (2) obligations that would impose any material restrictions on the current or future business or operations of the Company or any of its Subsidiaries or its or their use or the validity or enforceability of, or any of its or their right, title or interest with respect to, any material Intellectual Property Rights of the Company;

(xiv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger or any merger or consolidation among wholly owned Subsidiaries of the Company);

(xv) take any action which is intended to or would reasonably be expected to result in any of the conditions to the Offer set forth on Annex I hereto or any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to prevent, delay or impair the ability of the Company to consummate the Offer, the Merger or any of the other transactions contemplated hereby;

(xvi) enter into any new line of business outside of its existing business segments;

(xvii) implement any plant closing or layoff of employees that could implicate the United States Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law; or

(xviii) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing actions.

(c) The Company shall (i) promptly notify Parent and Merger Sub of any significant data relating to the Covered Product, including information related to any change in the risk-benefit profile (e.g., serious or unexpected adverse events or any increase in frequency of adverse events), (ii) consult with Parent in connection with any proposed meeting with the FDA or any other Health Authority relating to the Covered Products, (iii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, any material filing proposed to be made by or on behalf of any of the Company or any of its Subsidiaries, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA or any other Health Authority by or on behalf of any of the Company or any of its Subsidiaries, in each case relating to any Covered Product, (iv) keep Parent promptly informed of (A) any material communication (written or oral) by the Company or any of its Subsidiaries with or from the FDA and any other Health Authority (or with or from the FDA and any other Health Authority if it comes into the possession of the Company or any of its Subsidiaries) and (B) any material communications (written or oral) received from any Person relating to the Company Intellectual Property and (v) promptly inform Parent and provide Parent or Sub with a reasonable opportunity to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, or making any material change to a development timeline relating to any Covered Product.

(d) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Acceptance Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Acceptance Time. Prior to the Acceptance Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e) Each of Parent and Merger Sub agrees that, after the date hereof and prior to the Effective Time, it shall not consummate or agree to consummate any purchase or other acquisition of any assets, licenses, operations, rights or businesses that, individually or in the aggregate with any other such purchase or acquisition, is reasonably likely to (i) prevent or delay the parties hereto from obtaining any consents, registrations, approvals, permits or authorizations required to be obtained from any Governmental Authority in connection with the consummation of the Offer, the Merger and the other transactions contemplated hereby, (ii) result in the imposition of a condition or conditions on any such consents, registrations, approvals, permits or authorizations, or (iii) otherwise prevent or delay any party hereto from performing its obligations hereunder or consummating the Offer, the Merger and the other transactions contemplated hereby.

5.2	No Solicitation of Competing Proposals.

(a) The Company shall immediately cease and cause to be terminated any discussions or negotiations pending as of the date hereof regarding any Competing Proposal. Except as otherwise provided for in Section 5.2(b), neither the Company nor any Subsidiary of the Company, nor any of its officers or directors shall, and the Company shall instruct and shall use its reasonable best efforts to cause its Subsidiaries and its and their respective employees, investment bankers, attorneys, accountants and other advisors or representatives (such officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Competing Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent, Merger Sub or their Representatives) any confidential information with respect to, any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, except as permitted by the subsequent provisions of this Section 5.2 and to notify such Person of the existence of this Section 5.2, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other Contract) or Takeover Statutes for the purpose of allowing a third party to make a Competing Proposal or (iv) resolve or propose to do any of the foregoing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company may, subject to compliance with this Section 5.2(b), (i) provide confidential information in response to a request therefor by a Person who has made after the date of this Agreement an unsolicited bona fide written Competing Proposal; and/or (ii) engage in any discussions or negotiations with any Person who has made after the date of this Agreement such a Competing Proposal, if prior to taking any action described in clause (i) or (ii), (A) the Company receives from such Person an executed confidentiality and standstill agreement containing provisions that are no less favorable to the Company in any substantive respect than those contained in the Confidentiality Agreement, (B) the Company Board determines in good faith after consultation with its independent financial and outside legal advisors that such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (C) the Company Board determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. With respect to any non-public information regarding the Company provided to any other Person pursuant to this Section 5.2(b) that was not previously provided to Parent, the Company shall provide such non-public information to Parent promptly (and in any event within thirty-six (36) hours) following the date of provision of such information to such other Person. The Company shall keep Parent reasonably informed on a current basis of the status and terms of any Competing Proposal (including any material changes to the key terms thereof) and the general status of any discussions and negotiations with respect thereto, and provide Parent with any documents describing or evidencing any such Competing Proposal sent by or provided to the Company or any of its Subsidiaries or Representatives as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof).

(c) Subject to Section 5.2(d) and Section 5.2(e), the Company Board shall not: (i) withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that the Company Board may refrain from taking any position with respect to a Competing Proposal until the close of business on the tenth (10th) Business Day after the commencement of such Competing Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered a Change of Recommendation); (ii) approve, recommend, adopt or declare advisable any Competing Proposal, or propose publicly or otherwise to approve, recommend, adopt or declare advisable any Competing Proposal; (iii) cause the Company to enter into any Contract (other than a confidentiality agreement entered into in compliance with Section 5.2(b)) concerning a Competing Proposal (an “Alternative Acquisition Agreement”); (iv) (1) fail to publicly recommend against any Competing Proposal or (2) fail to publicly reaffirm the Company Board Recommendation, in the case of each of clause (1) or (2) within ten (10) Business Days after Parent so requests in writing; (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Competing Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after commencement of such Competing Proposal or (vi) fail to include the Company Board Recommendation in the Schedule 14D-9 and the Proxy Statement (if applicable) (any action described in clauses (i) through (vi) referred to herein as a “Change of Recommendation”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time:

(i) if the Company has received an unsolicited bona fide written Competing Proposal (which Competing Proposal did not arise out of any breach of this Section 5.2) from any Person that has not been withdrawn and that the Company Board concludes constitutes a Superior Proposal, (x) the Company Board may effect a Change of Recommendation with respect to such Superior Proposal, and/or (y) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, only if: (A) the Company Board concludes in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; (B) the Company shall have complied with all of its obligations under this Section 5.2; (C) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least three (3) Business Days in advance (the “Notice Period”), to the effect that the Company Board has concluded that such Competing Proposal constitutes a Superior Proposal and, absent any revision to the terms of this Agreement, the Company Board has determined to effect a Change of Recommendation and/or to terminate this Agreement, which notice shall specify the identity of the person making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal; (D) prior to effecting such Change of Recommendation or termination, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and its Representatives in good faith to make such adjustments in the terms of this Agreement, so that such Competing Proposal would cease to constitute a Superior Proposal; provided that, in the event of any material revisions to the Competing Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 5.2 (including Section 5.2(d)) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby; and (E) in the case of any action contemplated by clause (y) of this Section 5.2(d)(i), the Company shall concurrently terminate this Agreement in accordance with Section 8.1(g) and pay to Parent the Company Termination fee pursuant to Section 8.3(b); or

(ii) other than in connection with a Competing Proposal, the Company Board may take the actions specified in clauses (i), (iv)(2) or (vi) in the definition of Change of Recommendation (“Intervening Event Change of Recommendation”) only in response to an Intervening Event and only if the Company Board concludes in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law, only if: (A) the Company shall have provided a Determination Notice to Parent for at least the Notice Period to the effect that the Company Board has determined to effect an Intervening Event Change of Recommendation, which notice shall specify the Intervening Event in reasonable detail (and provided that any material change to the facts and circumstances relating to such Intervening Event Change of Recommendation shall require a new notice and a new Notice Period); (B) prior to effecting such Intervening Event Change of Recommendation, the Company shall, during the Notice Period, negotiate with Parent to make such adjustments in the terms and conditions of this Agreement in such a manner that such Intervening Event no longer necessitates such Intervening Event Change of Recommendation; and (C) at or following the end of such Notice Period, the Company Board concludes in good faith, after consultation with its outside legal advisors, that such

Intervening Event continues to necessitate an Intervening Event Change of Recommendation (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent).

(e) Nothing contained in this Agreement, but subject to Section 5.2(c), shall prohibit or restrict the Company or the Company Board from (i) disclosing to its Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that the Company Board shall not make a Change of Recommendation except in accordance with Section 5.2(d).

(f) As used in this Agreement, “Competing Proposal” shall mean any inquiry, proposal or offer relating to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company; (ii) the acquisition or license of, or proposal or offer by any Person to, acquire or license, twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole; or (iii) the acquisition of, or proposal or offer by any Person to, acquire, beneficial ownership of twenty percent (20%) or more of any class of issued and outstanding Equity Interests in the Company or any of its Subsidiaries (by vote or value).

(g) As used in this Agreement, “Superior Proposal” shall mean a bona fide written Competing Proposal for or in respect of the acquisition of fifty percent (50%) or more of the outstanding Company Common Stock, which the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the legal, financial, regulatory and other aspects of such Competing Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination) (i) is reasonably likely to be consummated in accordance with its terms without undue delay and (ii) would result in a transaction that is more favorable to holders of Shares from a financial point of view than the transactions contemplated by this Agreement.

(h) As used in this Agreement, “Intervening Event” shall mean a material event, development or change in circumstances with respect to the Company occurring or arising after the date of this Agreement and prior to the Acceptance Time, and which was not known and would not reasonably be expected to have been known or foreseen, to or by the Company Board as of or prior to the date of this Agreement and was not known by the Company’s management or reasonably foreseeable as of or prior to the date of this Agreement; provided, however, that in no event shall (1) the receipt, existence or terms of a Competing Proposal, (2) any events, developments or change in circumstances of Parent, (3) clearance of the Offer and the Merger under the HSR Act, or (4) any matter relating to the foregoing or consequence of the foregoing, constitute an Intervening Event.

(i) The Company agrees that in the event any of its Subsidiaries or Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 5.2, the Company shall be deemed to be in breach of this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Access and Reports.

(a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, customers, suppliers, properties, books, Contracts and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested. All requests for information made pursuant to this Section 6.1 shall be directed to the chief executive officer or other persons designated by the chief executive officer of the Company. All such information shall be governed by the terms of the Confidentiality Agreement. No investigation pursuant to this Section 6.1 or by Parent or its Representatives at any time prior to or following the date hereof shall affect or be deemed to modify any representation or warranty made by the Company herein. Notwithstanding anything contained in this Agreement to the contrary, none of Parent or its Representatives shall have any right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on or underneath any of the Company’s properties without written consent from the Company, which consent shall not be unreasonably withheld.

(b) This Section 6.1 shall not require the Company or its Subsidiaries to permit any access to, or to disclose (i) any information that, in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of the Company, is reasonably likely to result in any violation of any Law or any Contract to which the Company or its Subsidiaries is a party or cause any privilege (including attorney-client privilege) that the Company or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect the Company’s position in any pending or, what the Company believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties in a litigation, any information that is reasonably pertinent thereto; provided, that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (A) would not (in the good faith belief of the Company (after consultation with counsel, which may be in-house counsel)) be reasonably likely to result in the violation of any such Law or Contract or be reasonably likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the good faith belief of the Company (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of Parent could be provided access to such information.

(c) The information provided pursuant to this Section 6.1 shall be used solely for the purpose of the transactions contemplated by this Agreement, and such information shall be kept confidential by Parent and Merger Sub in accordance with, and Parent and Merger Sub shall otherwise abide by and be subject to the terms and conditions of, the Confidentiality Agreement.

6.2	Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the Offer Conditions and conditions in Article VII to be satisfied as promptly as reasonably practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Authority and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Parent, Merger Sub and the Company shall as promptly as reasonably practicable, but in no event later than ten (10) Business Days after the date hereof, duly file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement, and shall as promptly as reasonably practicable, but in no event later than five (5) Business Days after the date hereof, duly file any other required notices, filings, registrations or requests for consent or approval from Governmental Authorities with respect to competition matters.

(b) Each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, in each case, regarding the transaction, (ii) keep the other party informed of any material communication received by such party from, or given by such party to, the FTC, the Antitrust Division, or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding the transaction and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to or received from, and consult with each other in advance of any meeting or conference with, the FTC, the Antitrust Division, or any other Governmental Authority or, in connection with any proceeding by a private party regarding the transaction, any other Person, and to the extent permitted by the FTC, the Antitrust Division, or other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

(c) Each of Parent and the Company shall (i) respond as promptly as practicable under the circumstances to any inquiries received from the FTC or the Antitrust Division or any other Governmental Authority under any Other Antitrust Laws for additional information or documentation and to all inquiries and requests received from either Governmental Authority, (ii) not extend any waiting period under the HSR Act or any Other Antitrust Laws without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed) and (iii) not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement without the prior written consent of the other party. Subject to Section 6.2(d), Parent and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to avoid the entry of, or to have lifted, vacated or terminated, any injunction or Judgment that would restrain, prevent or delay the consummation of the Offer or the Closing.

(d) Without limiting Sections 6.2(a) and (b), Parent shall take, and shall cause its Affiliates to take (and, notwithstanding anything to the contrary in this Agreement, including Section 5.1, with the prior written consent of Parent, the Company and its Affiliates shall be permitted to take, without affecting any representation, warranty, covenant or condition in this Agreement), any and all actions necessary in order to ensure that (i) no requirement for any non-action, consent or approval of the FTC, the Antitrust Division or any other applicable Governmental Authority charged with enforcing the antitrust laws, (ii) no Judgment prohibiting the transaction based on antitrust, competition or merger-control grounds and (iii) no other matter relating to any U.S. or non-U.S. competition, antitrust or merger control Law, would preclude, impair or delay the consummation of the Offer or the Closing, including by consent decree or otherwise (A) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property Rights or businesses (including, after the Acceptance Time, the Company or its Subsidiaries), (B) terminating, amending or assigning existing relationships or contractual rights and obligations, (C) changing or modifying any course of conduct regarding future operations, (D) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, product lines or assets or rights or interests therein and (E) committing to take any such actions in the foregoing clauses (A), (B), (C) or (D); provided, however, that, the Company and its Subsidiaries shall not be required to take any such action which would bind the Company or its Subsidiaries irrespective of whether the Acceptance Time shall occur.

6.3	Employee Matters.

(a) From and after the Effective Time, Parent shall or shall cause the Surviving Company to, honor in accordance with their terms, all Company Benefit Plans and all obligations thereunder, in each case as in effect as of the date of this Agreement, including any obligations arising as a result of the consummation of the transactions contemplated hereby; provided, however, that the foregoing shall not preclude the Surviving Company from amending or terminating any such Company Benefit Plan in accordance with its terms.

(b) During the period after the Effective Date and ending on the one-year anniversary of the Effective Date Parent shall, or shall cause the Surviving Company to, provide (i) base salary and non-equity based bonus opportunities to each Person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and who continues as an employee of the Surviving Company or one of its Affiliates (each, a “Continuing Employee”) that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable on an individual basis than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date hereof taking into account such Continuing Employee’s additional service and increased pay levels and (iii) employee benefit plans and arrangements (other than severance, base salary and bonus opportunities, defined benefit pension benefits and any equity-based plans) to each Continuing Employee that are either (A) substantially comparable in the aggregate to those provided to each Continuing Employee immediately prior to the Effective Time or (B) the same as those provided to similarly situated employees of Parent. Nothing contained herein shall be deemed to limit the right of Parent or the Surviving Company following the Effective Time to terminate the employment of any Continuing Employee at any time and for any or no reason.

(c) From and after the Effective Time, to the extent permitted under applicable Law, Parent shall give or cause to be given to each Continuing Employee full credit for purposes of eligibility to participate, vesting and determination of the level of benefit (but not for purposes of benefit accrual under any defined benefit pension plan) under any benefit plans provided, maintained or contributed to by Parent or any of its Subsidiaries in which Continuing Employees become eligible to participate (whether as of or after the Effective Time), for such Continuing Employee’s service with the Surviving Company or any of its Affiliates (including Parent), to the same extent recognized by the Company or any of its Subsidiaries immediately prior to the Effective Time under a comparable Company Benefit Plan in which such employee participates immediately prior to the Effective Time, except to the extent such credit would result in duplication of benefits.

(d) With respect to any welfare benefit plan of Parent or any of its Subsidiaries in which Continuing Employees become eligible to participate effective (whether as of or after the Effective Time) and to the extent permitted under applicable Law, but only with respect to the year in which such Continuing Employee (or his or her eligible dependents or beneficiaries) becomes eligible to participate in such plan, Parent shall, or shall cause its Subsidiaries to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Continuing Employees and their dependents and beneficiaries under such plan to the extent waived or satisfied under the applicable corresponding Company Benefit Plan as of the date of eligibility and (ii) provide each Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments, deductibles and similar expenses paid under corresponding Company Benefit Plans in such year for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements.

(e) At and effective as of the Effective Time,

(i) the Amylin Employee Stock Ownership Plan, established effective January 1, 2007 and subsequently amended and restated in 2008 and 2011 (the “ESOP”), shall be amended to provide that (A) the ESOP shall no longer be considered or designated as an “employee stock ownership plan” as such term is defined in Section 4975(e)(7) of the Code, (B) the ESOP shall be considered or designated as a “profit sharing plan”, (C) no ESOP assets or contributions to the ESOP shall be invested in

Company Common Stock, and (D) any references in the ESOP to Company Common Stock shall no longer apply after the Effective Time.

(ii) The Amylin 401(k) Plan (the “Company 401(k) Plan”) shall be amended to provide that (A) no assets of or contributions to the Company 401(k) Plan shall be invested in Company Common Stock, (B) contributions shall be made only in cash and (C) any references in the Company 401(k) Plan to Company Common Stock shall no longer apply after the Effective Time.

(iii) At or prior to the Acceptance Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 6.3(e).

(f) The parties to this Agreement agree that all provisions in this Section 6.3 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall (i) constitute an establishment of or amendment to any Company Benefit Plan or any other benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Company or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) create any third party beneficiary or other rights (x) in any other Person, or (y) to employment or continued employment or any particular term or condition of employment with Parent, the Surviving Company or any of their Affiliates or Subsidiaries.

6.4	Indemnification, Exculpation and Insurance.

(a) All rights to indemnification against and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers of the Company as provided in the Company Certificate of Incorporation, the Company Bylaws, any resolution adopted by the Company Board or any indemnification agreement between such directors and officers and the Company or its Subsidiaries in each case, as in effect immediately prior to the execution and delivery of this Agreement, and, in the case of any such resolution or indemnification agreement, as set forth on Section 6.4(a) of the Company Disclosure Letter, shall be assumed by the Surviving Company in the Merger, without further action, as of the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) The certificate of incorporation and the bylaws of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors or officers of the Company prior to the Effective Time than are presently set forth in the Company Certificate of Incorporation and the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) From and after the Effective Time, in the event of any pending, threatened or actual claim, action, suit, proceeding or investigation (each, a “Claim”) in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) acts or omissions by an Indemnified Party in the Indemnified Party’s capacity as director or officer of the Company or such Subsidiary or any of their respective predecessors or taken at the request of the Company or such Subsidiary or any of their respective predecessors, Parent and the Surviving Company, jointly and severally, shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, reasonable and documented costs, reasonable and documented expenses (including reasonable attorney’s fees and expenses, incurred in advance of the final disposition of any Claim), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. Neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Company shall advance all reasonable and documented fees and expenses (including without limitation documented fees and expenses of legal counsel, experts, litigation consultants, and the cost of any appeal bonds) incurred by an Indemnified Party in connection with any Claim. The Indemnified Party shall qualify for advances, to the fullest extent permitted under applicable Law, so long as the Indemnified Party undertakes to repay the advance to the extent that it is ultimately determined that the Indemnified Party is not entitled to be indemnified by the Company under the provisions of this Agreement, the organizational documents of the Surviving Company, any indemnification agreements set forth in Schedule 6.4(a), or applicable Law. Parent’s and the Surviving Company’s obligations under this Section 6.4(c) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made prior to the Effective Time or within such six (6) year period shall continue until the final disposition of such Claim.

(d) Any Indemnified Party wishing to claim indemnification under Section 6.4(c), upon learning of any such Claim, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure prejudices the indemnifying party. In the event of any such Claim, (i) Parent or the Surviving Company shall have the right to assume and control the defense thereof with counsel selected by Parent, which counsel shall be reasonably acceptable to the Indemnified Party; provided, however, that the Indemnified Party shall be permitted to participate in the defense of such Claim at its own expense, except that if Parent or the Surviving Company elects not to assume such defense or there are issues which raise conflicts of interest between Parent or the Surviving Company and the Indemnified Parties, the

Indemnified Parties may retain counsel satisfactory to them (it being further understood and agreed that, in any such case, to the extent that there are issues which raise conflicts of interest among the Indemnified Parties, the Indemnified Parties may retain more than one counsel to the extent necessary to address such conflicts of interest), and Parent or the Surviving Company shall pay all reasonable fees and expenses of such counsel(s) for the Indemnified Parties promptly as statements therefor are received and (ii) Parent and the Surviving Company shall not be liable for any settlement or compromise effected without their prior written consent (except to the extent Parent elects not to assume the defense of any Claim); provided that Parent and the Surviving Company shall not have any obligation to any Indemnified Party if any and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Each of Parent, the Company, the Surviving Company and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e) Prior to the Effective Time, the Company shall use its reasonable best efforts to (and if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to) obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that such “tail” insurance policies shall not require the payment of an aggregate premium in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the D&O Insurance. If the Company and the Surviving Company shall for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with benefits and levels of coverage at least as favorable as that provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall, and Parent shall cause the Surviving Company to purchase comparable D&O Insurance for such six (6)-year period with benefits and levels of coverage at least as favorable as provided under the Company’s existing policies in effect as of the date hereof; provided, however, that neither Parent nor the Surviving Company shall be required to pay an aggregate annual premium for such D&O Insurance or comparable D&O Insurance in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the D&O Insurance.

(f) Notwithstanding anything contained in Section 9.1 or Section 9.6 hereof to the contrary, this Section 6.4 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Company and their respective Subsidiaries, and shall be enforceable by the Indemnified Parties and their successors, heirs or representatives, each of whom is a third party beneficiary of this Section 6.4. In the event that Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent or the Surviving Company, as applicable, shall cause proper provision to be made so that such successors and assigns shall expressly assume (including by operation of Law) the obligations set forth in this Section 6.4. The obligations of Parent and Merger Sub under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.4 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification.

(g) The provisions of this Section 6.4 are in addition to, and not in substitution of, any other rights to indemnification or contribution that any such Person may have from the Company, Surviving Company or any other Person by contract or otherwise.

6.5 Public Announcements. The initial press release with respect to the execution of this Agreement and the transactions contemplated hereby shall be a joint press release by the Company and Parent. Thereafter, Parent, Merger Sub and the Company shall consult with each other before issuing, and shall give each other the opportunity to review and comment upon, any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or any listing agreement with NASDAQ or any stock exchange to which Parent or Merger Sub is a party, in which case the party required to make the release shall use its reasonable best efforts to allow the other party reasonable time to comment on such release in advance of such issuance.

6.6 Fees and Expenses. Parent or the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article III. Except as otherwise provided in this Agreement, whether or not Shares are purchased pursuant to the Offer, all costs and expenses incurred in connection with the transactions contemplated hereby shall be paid by the party incurring such expense.

6.7 Section 16(b). Prior to the Effective Time, Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the compensation committee of the Company Board) shall take such steps as may be reasonably necessary to approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (A) each Company Stock Plan, (B) the treatment of the Company Stock Options, Time-Based RSUs, Performance-Based RSUs and DC Accounts in accordance with the terms set forth in this

Agreement, the applicable Company Stock Plan and any applicable Company Benefit Plans and (C) each other Company Benefit Plan that provides compensation or benefits in connection with the transactions contemplated by this Agreement, for purposes of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

6.9 Stock Exchange De-Listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws (including the rules and regulations of the NASDAQ) to cause the delisting of the Company Common Stock from the NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.10 Takeover Statutes. Parent, the Company and their respective boards of directors shall (a) take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to this Agreement, the Support Agreement or the transactions provided for herein or therein, including the Offer, the Top-Up Option and the Merger, and (b) if any takeover statute becomes applicable to this Agreement, the Support Agreement or the transactions contemplated herein or therein, take all reasonable action necessary to ensure that the transactions provided for in this Agreement or the Support Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such takeover statute on Parent and Merger Sub, this Agreement and the transactions provided for herein or therein.

6.11 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any third party indebtedness.

6.12	Company Notes.

(a) The Company shall, and following the Closing, Parent shall cause the Surviving Company to, comply with the terms of the Indenture, dated as of June 8, 2007, between the Company and The Bank of New York Trust Company, N.A. (the “3.00% Indenture”), with respect to any right of holders (such holders, the “3.00% Holders”) of the 3.00% Convertible Senior Notes issued thereunder, which arise as a result of the transactions contemplated hereby, including the delivery of any and all appropriate notices required by the terms of the 3.00% Indenture and the satisfaction of any conversion obligation thereunder.

(b) Parent acknowledges that the consummation of the Offer and the Closing shall each constitute a “Fundamental Change” (as defined in the 3.00% Indenture), which shall entitle the 3.00% Holders to cause the Company to purchase the 3.00% Convertible Senior Notes upon the terms and subject to the conditions of the 3.00% Indenture (the “Repurchase Right”). In the event that any 3.00% Holder exercises its Repurchase Right (i) as a result of the consummation of the Offer, at the request of the Company, Parent shall contribute or, at Parent’s election, loan (on commercially reasonable terms) all funds necessary for the Company to pay any amounts owing to such 3.00% Holder as a result of the exercise of such Repurchase Right or (ii) as a result of the Closing, Parent shall cause the Surviving Company to pay any amounts owing to such 3.00% Holder as a result of the exercise of such Repurchase Right, in each case, in accordance with the terms of the 3.00% Indenture. In the event that that Parent contributes any funds to the Company pursuant to clause (i) of the immediately preceding sentence (other than pursuant to a loan), the Company shall issue to Parent in exchange for such contribution, a number of Shares equal to the (I) the amount so contributed divided by (II) the Offer Price.

6.13 Company Loan Agreement. At the Acceptance Time, the Company shall pay all outstanding obligations owed under the Amended and Restated Loan Agreement, dated as of May 7, 2011, by and between the Company and Lilly. At the request of the Company, Parent shall contribute or, at Parent’s election, loan (on commercially reasonable terms) all funds necessary for the Company to pay such outstanding obligations. In the event that Parent contributes any funds to the Company pursuant to the immediately preceding sentence (other than pursuant to a loan), the Company shall issue to Parent in exchange for such contribution, a number of Shares equal to the (a) the amount so contributed divided by (b) the Offer Price. At or immediately prior to the Acceptance Time, the Company shall deliver to Parent copies of a payoff letter (subject to delivery of funds as arranged by Parent), in form and substance reasonably acceptable to Parent and the Company from Lilly.

6.14 FIRPTA Certificate. On the date of the Acceptance Time, the Company shall provide to Parent a statement certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which statement shall be dated as of the date of the Acceptance Time, signed under penalties of perjury and in accordance with Sections 1.1445-2(c) and 1.897-2(h) of the Treasury regulations, and a notice to the Internal Revenue Service in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury regulations. If the Closing Date occurs more than thirty (30) days after the date of the Acceptance Time, the Company shall provide another affidavit and notice, in compliance with the previous sentence, so that Parent and Merger Sub are exempt from withholding under Section 1445 of the Code any portion of the aggregate consideration payable with respect to the Merger. Parent shall be authorized to file with the Internal Revenue Service on behalf of the Company any notice provided by the Company pursuant to this Section 6.14.

6.15 Certain Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any pending or threatened litigation related to the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries or Representatives shall compromise or settle any such litigation unless Parent shall first have consented in writing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) The Offer. Merger Sub shall have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer shall not be a condition to the obligations of Parent and Merger Sub hereunder if Merger Sub fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of this Agreement or the Offer).

(b) Stockholder Approval. The Stockholder Approval (if required under the DGCL) shall have been obtained (provided that the Stockholder Approval shall not be a condition to the obligations of Parent and Merger Sub hereunder if Parent and Merger Sub do not vote or cause to be voted at the Stockholder Meeting all of the Shares then beneficially owned by them in favor of the approval of the Merger and the adoption of this Agreement).

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been enacted, entered, promulgated or enforced that prohibits or makes illegal the consummation of the Merger.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Offer abandoned at any time:

(a) prior to the Effective Time, by mutual written consent of Parent, Merger Sub and the Company;

(b) prior to the Effective Time, by either Parent or the Company, if any Restraint enjoining or otherwise prohibiting the consummation of the Offer or the Merger shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have complied with its obligations pursuant to Section 6.2;

(c) prior to the Acceptance Time, by either Parent or the Company, if the Acceptance Time shall not have occurred by December 31, 2012 (the “Outside Date”); provided, however, that if the Acceptance Time has not occurred by December 31, 2012, but on such date all of the Offer Conditions have been satisfied or waived (to the extent such Offer Conditions may be waived) other than the condition set forth in Section (ii) of Annex I, then the Outside Date shall automatically be extended until March 31, 2013 (and such date shall be deemed to be the “Outside Date” for all purposes hereunder); provided, further that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the Outside Date;

(d) prior to the Acceptance Time, by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any Offer Condition and (ii) is incapable of being cured by the Outside Date or, if capable of being cured by the Company by the Outside Date, is not cured by the Company within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub;

(e) prior to the Acceptance Time, by the Company, if (i) Parent or Merger Sub shall have breached any of their respective representations or warranties set forth in this Agreement, which breach would result in any such representations and warranties of Parent or Merger Sub set forth in this Agreement not being true and correct as of immediately prior to the Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not have a Parent Material Adverse Effect, or (ii) Parent or Merger Sub shall not have in all material respects performed all covenants and agreements required to be performed by them under this Agreement on or prior to the Acceptance Time, in each case which breach or failure to perform is incapable of being cured by Parent or Merger Sub by the Outside Date or, if capable of being cured by Parent or Merger Sub by the Outside Date, is not cured by Parent or Merger Sub, as applicable, within thirty (30) calendar days after Parent or Merger Sub, as applicable, receives written notice of such breach from the Company;

(f) prior to the Acceptance Time, by Parent, if (i) a Change of Recommendation shall have occurred, (ii) the Company (through its authorized directors or officers) shall have willfully breached or be deemed to have willfully breached in any material respect its obligations under Section 5.2 or (iii) if following the public announcement of a Competing Proposal the Company Board shall have failed to publicly confirm the Company Board Recommendation within ten (10) Business Days of its receipt of a written request by Parent that it do so; or

(g) prior to the Acceptance Time, by the Company in accordance with the terms and subject to the conditions of Section 5.2(d); provided that the right of the Company to terminate this Agreement pursuant to this Section 8.1(g) is conditioned on the concurrent payment by the Company to Parent of the Company Termination Fee.

Any party hereto desiring to terminate this Agreement pursuant to Sections 8.1(b) through 8.1(g) shall give written notice of such termination to the other parties hereto, and the date and time on which written notice of such termination is delivered shall be the termination date.

8.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of the penultimate sentence of Section 6.1(a), Section 6.6, this Section 8.2, Section 8.3 and Article IX, which provisions shall survive such termination; provided, however, that, subject to Section 8.3(e), nothing herein shall relieve the Company, Parent or Merger Sub from liability for any willful and material breach of this Agreement.

8.3	Company Termination Fee; Expenses.

(a) If this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall, concurrently with such termination pay to Parent by wire transfer the Company Termination Fee.

(b) If this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds immediately following such termination of this Agreement.

(c) If (i) after the date of this Agreement, a Competing Proposal shall have been announced, commenced, publicly disclosed or made known to the Company Board and shall not have been in good faith withdrawn prior to the termination of this Agreement in accordance with its terms, (ii) thereafter, this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) or by Parent pursuant to Section 8.1(d) and (iii) at any time after the date of this Agreement and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, the Company consummates any Competing Proposal or enters into a definitive agreement related to any Competing Proposal, then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds on the date of consummation of the transaction contemplated by any Competing Proposal referred to in clause (iii) above. In no event shall the Company be required to pay the Company Termination Fee more than once. If the Company Termination Fee becomes payable pursuant to this Section 8.3(c) and Parent was previously paid Reimbursable Expenses pursuant to Section 8.3(f), then the Company Termination Fee that is payable to Parent shall be reduced by the amount of any such Reimbursable Expenses previously paid to Parent or its designee.

(d)	For purposes of:

(i) Section 8.3(c)(iii), the term “Competing Proposal” shall have the meaning assigned to such term in Section 5.2 except that all references to “20%” therein shall be deemed to be references to “50%”.

(ii) This Section 8.3, the “Company Termination Fee” means $160,000,000, in cash.

(e) Each of the Company, Parent, and Merger Sub acknowledges that (i) the agreements contained in Section 8.3(a), (b), (c), (d) and (f) are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements Parent and Merger Sub would not enter into this Agreement and (iii) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that is intended to compensate Parent and Merger Sub in the circumstances in which such Company Termination Fee is payable. The parties agree that the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby in the event any such payment is made when and as due in accordance with the terms of this Section 8.3 (other than, in the case of a termination pursuant to Section 8.1(d), for the right of Parent to payment of the Reimbursable Expenses, subject to and in accordance with Section 8.1(f) and the last sentence of Section 8.3(c)), and, upon such payment of the

Company Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement, in each case, other than in circumstances where the Company has otherwise intentionally breached its obligations under this Agreement.

(f) If (i) after the date of this Agreement, a Competing Proposal shall have been announced, commenced, publicly disclosed or made known to the Company Board and shall not have been in good faith withdrawn prior to the termination of this Agreement in accordance with its terms, and (ii) thereafter, this Agreement is terminated by Parent pursuant to Section 8.1(d), the Company shall promptly pay Parent or its designee the documented and reasonable Parent Expenses (the “Reimbursable Expenses”); provided, however, that in no event shall the Reimbursable Expenses exceed $15,000,000. “Parent Expenses” shall mean all out-of-pocket costs and expenses incurred by Parent, or on behalf of Parent or its Affiliates, in connection with this Agreement and the transactions contemplated hereby (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants).

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part after the Effective Time and then only to such extent.

9.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is personally delivered, or (ii) when received, if sent by nationally recognized overnight courier service (providing proof of delivery) (in each such case such notices, requests, claims, demands and other communications hereunder shall also be submitted via electronic mail). The address for such notices and communication shall be as follows:

(a)	if to Parent or Merger Sub, to:

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

Attn: Senior Vice President, General Counsel and

         Corporate Secretary

E-mail: sandra.leung@bms.com

with copies to (which shall not constitute notice):

Bristol-Myers Squibb Company

Route 206 and Province Line Road

Princeton, New Jersey 08543

Attn: Vice President and Assistant General Counsel,

          Transactional Practice Group, Corporate Development

E-mail: joseph.campisi@bms.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Facsimile: (212) 446-4900

Attn: David Fox

         Daniel Wolf

E-mail: david.fox@kirkland.com

             daniel.wolf@kirkland.com

(b)	if to the Company, to:

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

Attn: Chairman and Chief Executive Officer

with a copy to (which shall not constitute notice):

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

Attn: General Counsel

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Facsimile: (212) 735-3000

Attn: Nancy Lieberman, Esq.

         Ann Beth Stebbins, Esq.

Email: nancy.lieberman@skadden.com

           annbeth.stebbins@skadden.com

9.3 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“AC165198” means the Company’s peptide hybrid drug candidate for diabetes.

“Affiliate” means (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“BLA” means a Biologic License Application, as defined in the United States Public Health Service Act, as amended, and applicable regulations promulgated thereunder by the FDA, and any similar marketing authorization issued by any other Health Authority.

“Business Day” means any day on which banks are not required or authorized to be closed in the City of New York.

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that (a) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, except to the extent that such material adverse effect results from or is attributable to any of the following: (i) any changes in general United States or global economic conditions; (ii) any changes in conditions generally affecting the pharmaceutical or biotechnology industries; (iii) any decline in the market price or trading volume of the Shares on NASDAQ (provided that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect); (iv) any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction; (v) any failure, in and of itself, by the Company or its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect); (vi) the execution and delivery of this Agreement, the performance by any party hereto of its obligations hereunder, or the public announcement or pendency of the Offer, the Merger or any of the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company with its employees or with any other third party, or the initiation of any Proceedings against the Company as a result thereof (provided that the exceptions in this clause (vi) shall not apply to any representation or warranty contained in Section 4.1(e) (or any portion thereof) to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance by the Company of its obligations hereunder); (vii) changes or proposed changes in GAAP or in Laws applicable to the Company or the enforcement or interpretation thereof; (viii) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement;

or (ix) any action required to be taken pursuant to or in accordance with this Agreement or taken at the written request of Parent or Merger Sub; except if such event, change, effect, development, state of facts, condition, circumstance or occurrence results from, or is attributable to, any of the matters described in clauses (i), (ii), (iii), (iv), (vii) or (viii) above and disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world or in the industries in which the Company and its Subsidiaries conduct business (in which case, only the incremental disproportionate effects (if any) may be taken into account when determining whether there has been, or is or would reasonably expected to be, a Company Material Adverse Effect) or (b) would prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Offer, the Merger or the other transactions contemplated by this Agreement.

“Company Partner” means any partner or other third party which pursuant to a Contract with the Company or any of its Subsidiaries co-develops, co-promotes, co-markets or otherwise has a license or other right to research, develop, manufacture, supply, test, distribute, market, promote, offer for sale, sell or import or to otherwise commercialize any Product.

“Company Permitted Liens” means, collectively, (i) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other Liens arising or incurred in the ordinary course of business for amounts that are not due and payable, (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, (iii) in the case of real property, matters that would be disclosed by an accurate survey or inspection of such real property, (iv) matters of record or registered Liens affecting title to any asset, (v) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which are not violated by the current use or occupancy of any real property, (vi) statutory Liens of landlords for amounts not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, (vii) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (viii) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business and (ix) defects, irregularities or imperfections of title and other Liens which, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate.

“Company Stock Option” means a stock option to acquire Company Common Stock exclusive of rights under the ESPP that is outstanding and unexercised as of the date of this Agreement.

“Company Stock Plan” means collectively the 2009 Equity Incentive Plan, the 2003 Non-Employee Directors’ Stock Option Plan and the 2001 Stock Option Plan.

“Confidentiality Agreement” means the confidentiality agreement, dated May 8, 2012, between Parent and the Company.

“Contract” means any oral or written contract, lease, sublease, concession, franchise, indenture, note, bond, license, sublicense, mortgage, indenture, arrangement or other agreement, understanding or obligation that is legally binding.

“Covered Product” means the Company’s (i) exenatide extended-release for injectable suspension referred to as BYDUREON, (ii) exenatide injection referred to as BYETTA, (iii) pramlintide acetate injection referred to as SYMLIN and (iv) any other Product of the Company which contains exenatide as the sole active ingredient.

“Covered Product Rights” means the rights of the Company or one of its Subsidiaries to research, develop, manufacture, supply, test, use, distribute, market, promote, license, offer for sale, sell, import or otherwise commercialize any Covered Product.

“Deferred Compensation Plans” means the Company’s 1997 Non-Employee Directors’ Deferred Compensation Plan and the Company’s 2001 Non-Qualified Deferred Compensation Plan.

“Equity Interests” means any share, capital stock, partnership, limited liability company, member or similar interest in any Person and any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing.

“GAAP” means U.S. generally accepted accounting principles.

“Good Clinical Practices” means, with respect to the Company and its Subsidiaries, the then applicable standards for the proper conduct of clinical trials for Products (including all applicable requirements relating to the protection of human subjects) in the United States, as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54 and 56), as amended from time to time.

“Good Laboratory Practices” means with respect to the Company and its Subsidiaries, the then applicable standards for pharmaceutical laboratories in the United States, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time.

“Good Manufacturing Practices” means with respect to the Company and its Subsidiaries, the then applicable standards for the manufacture, processing, packaging, testing, transportation, handling and holding of Products, and components and intermediates of Products, in the United States as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time.

“Health Authorities” means the Governmental Authorities which administer Health Laws in any country, including the FDA and the EMA.

“Health Laws” means any Law of any Governmental Authority the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products in the United States, including Laws relating to Good Laboratory Practices, Good Clinical Practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports including the U.S. Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the Public Health Service Act, as amended, in each case including the associated rules and regulations promulgated thereunder.

“Intellectual Property Rights” means any and all intellectual property rights in any jurisdiction, whether registered or unregistered, including all rights and interests pertaining to or deriving from: (i) patents and patent applications, invention disclosures, and reissues, continuations, continuations in part, divisionals, substitutions, supplementary protection certificates, reexaminations, extensions and counterparts claiming priority therefrom and all foreign equivalents thereof (collectively, “Patents”); (ii) copyrights and all other copyrightable works of authorship, and all copyright registrations, and applications thereof (“Copyrights”); (iii) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common Law), and confidential and proprietary inventions, know-how, information, data, systems, processes, techniques, protocols, methods, formulae, specifications, and methodologies (collectively “Trade Secrets”); and (iv) trademarks, trade names, service marks, trade dress, slogans, logos, domain names and all other indicia of origin and the goodwill associated therewith, and all registrations and applications therefor (collectively, “Trademarks”).

“Investigational New Drug Application” or “IND” means an investigational new drug application filed with the FDA and any similar application filed with any other Health Authority (including clinical trial applications), including all documents, data and other information concerning the applicable drug which are necessary for or filed with such application.

“knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person.

“made available” to Parent means that the information or document (i) has been actually delivered to Parent, (ii) has been posted to the electronic data site maintained by the Company in connection with the transactions contemplated hereby, or (iii) has been publicly filed by the Company with the SEC.

“NDA” means a new drug application for a drug filed in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application seeking marketing authorization submitted to any other Health Authority.

“Parent Material Adverse Effect” means any change, effect, event, occurrence or state of facts that prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Merger Sub of the Offer, the Merger or the other transactions contemplated by this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Product” with respect to any Person, means biological, pharmaceutical and drug candidates, compounds or products being researched, developed, manufactured, supplied, promoted, tested, distributed, marketed, licensed, commercialized or sold by such Person, including, with respect to the Company or any of its Subsidiaries, the Covered Products and AC165198.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Health Authority including INDs, BLAs and NDAs.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests or membership units of which is sufficient to elect at least a majority of its board of directors or other governing body or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person. For clarity, the term “Subsidiary” as used herein with respect to Parent shall include the Surviving Company.

9.4 Interpretation. When a reference is made in this Agreement to an article, section, exhibit or schedule, such reference shall be to an article of, section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or other electronic signatures and such signatures will be deemed to bind each party as if they were original signatures.

9.6 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the exhibits hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement, provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement but shall terminate and be of no further force or effect at and after the Effective Time.

(b) Except for the provisions of Section 6.4, nothing in this Agreement (including the Company Disclosure Letter and the exhibits hereto) is intended to confer upon any Person other than the parties hereto any legal or equitable rights or remedies by reason of this Agreement. Notwithstanding the immediately preceding sentence: (i) prior to the Effective Time, the Company shall have the right, on behalf of the Stockholders, to pursue equitable remedies pursuant to Section 9.9; and (ii) following the Effective Time the provisions of Article III hereof shall be enforceable by any one or more of the Stockholders, in each case, to the extent necessary to receive the Merger Consideration to which each Stockholder is entitled pursuant to Article III.

9.7	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

(b) Each of the parties hereto (i) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”) in the event any dispute, claim or cause of action arises out of or relates to this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court and (iii) agrees that it will not bring any claim or action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Delaware Court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.2 (Notices). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG

OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(c).

9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.9 Specific Performance. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THE PARTIES AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR AND THAT THE PARTIES WOULD NOT HAVE ANY ADEQUATE REMEDY AT LAW IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS OF THIS AGREEMENT IN ANY COURT AS PROVIDED IN SECTION 9.7(b), THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY.

9.10 Amendment; Extension; Waiver. Subject to applicable Law, this Agreement may be amended by the Parties at any time prior to the Effective Time by an instrument in writing signed by each party hereto. At any time prior to the Effective Time, each of Parent and Merger Sub, on the one hand and the Company, on the other hand, may (but shall not be under any obligation to) (a) extend the time for the performance of any of the obligations or other acts of the other, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements of the other or any of the conditions for its benefit contained herein, provided, however, that following the Acceptance Time, any such actions by the Company shall be subject to Section 1.3(c). Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights hereunder or under applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any party hereto of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder or under applicable Law.

9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.12 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Demetrios Kydonieus
Name: Demetrios Kydonieus
Title: Vice President, Strategy, Alliances & Transactions

B&R ACQUISITION COMPANY

By:	/s/ Demetrios Kydonieus
Name: Demetrios Kydonieus
Title: President

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Daniel M. Bradbury
Name: Daniel M. Bradbury
Title: President and Chief Executive Officer

ANNEX I

CONDITIONS TO THE OFFER

Capitalized terms used but not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Agreement”) of which this Annex I is a part.

Notwithstanding any other provision of the Offer, subject to the provisions of the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Merger Sub to pay for, or return Tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Merger Sub may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any Tendered Shares, and, subject to the provisions of the Agreement, Merger Sub may amend or terminate the Offer and not accept for payment any Tendered Shares, if:

(i)	prior to the Expiration Date there shall not be validly tendered (not counting as validly tendered any Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Date) and not properly withdrawn a number of Shares that, together with the Shares beneficially owned by Parent and Merger Sub, constitute at least a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer) (the “Minimum Condition”);

(ii)	any applicable waiting period or approval under the HSR Act (or any other required competition approval) shall not have expired or been terminated or shall not have been received;

(iii)	there shall be in effect any order, decree, injunction or ruling by a Governmental Authority restraining or enjoining or preventing the acceptance for payment of, or the payment for the Shares or otherwise prohibiting consummation of the Offer or any statute, rule or regulation shall have been enacted by a Governmental Authority that prohibits or makes illegal the acceptance for payment of, or the payment for, the Shares;

(iv)	the Agreement shall have been terminated in accordance with its terms;

(v)	any Company Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement and be continuing;

(vi)

as of the date of this Agreement and as of the Acceptance Time (in each case, except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date), (A) any representation or warranty

Annex I - 1

of the Company contained in Section 4.1(a), Section 4.1(b), Section 4.1(c) or Section 4.1(d) shall not be true and correct in all respects, or (B) any other representation or warranty of the Company contained in this Agreement shall not be true and correct (without giving effect to any “materiality”, “Company Material Adverse Effect” or similar qualifiers set forth therein) except where the failure of such representations and warranties referred to in this clause (B) to be true and correct, individually or in the aggregate with other such failures, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(vii)	the Company shall not have performed in all material respects those obligations under this Agreement required to be performed prior to the Acceptance Time, and such failure to perform shall not have been cured prior to the Acceptance Time; or

(viii)	Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions in paragraphs (vi) and (vii) of this Annex I shall have occurred and be continuing.

The conditions to the Offer set forth in this Annex I are for the sole benefit of Parent and Merger Sub and may be asserted by Parent and Merger Sub regardless of the circumstances (including any action or inaction by Parent or Merger Sub, other than any action or inaction in breach of the Agreement) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition) may be waived by Parent and Merger Sub, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

Annex I - 2

ANNEX II

FORM OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SURVIVING CORPORATION

ARTICLE ONE

The name of the corporation is [                    ] (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the state of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is One Hundred (100) shares, all of which shall be shares of Common Stock, with a par value of $0.001 (One Tenth of One Cent) per share.

ARTICLE FIVE

The directors shall have the power to adopt, amend or repeal By-Laws, except as may be otherwise be provided in the By-Laws.

ARTICLE SIX

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE SEVEN

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this Corporation shall not

Annex II - 1

be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this ARTICLE EIGHT shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE EIGHT

The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

*    *    *    *

Annex II - 2

EXHIBIT A

ASSUMPTION AGREEMENT